Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Exhibit 4.6
LICENSE AND COLLABORATION AGREEMENT
This License and Collaboration Agreement (this “Agreement”) is entered into on December 11, 2020 (the “Effective Date”) between:
ADC Therapeutics SA, a corporation organized and existing under the laws of Switzerland and having a business address at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland (“ADCT”), and
Overland ADCT BioPharma (CY) Limited, a corporation organized and existing under the laws of Cayman Islands with a business address c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands (“NewCo”).
ADCT and NewCo are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”
Recitals
Whereas, ADCT is a late clinical-stage oncology-focused biotechnology company advancing highly potent and targeted antibody drug conjugates (ADCs) for the treatment of hematological cancers and solid tumors;
Whereas, NewCo is newly formed company and wishes to obtain an exclusive license from ADCT to develop and commercialize certain ADC products in China and certain other countries, and ADCT is willing to grant such a license to NewCo, all in accordance with the terms and conditions set forth herein.
Agreement
Now, Therefore, in consideration of the foregoing premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
Article 1
DEFINITIONS
Unless specifically set forth to the contrary herein, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below:
1.1    “Accounting Standards” means, as applicable, the International Financial Reporting Standards, generally accepted accounting principles (GAAP) in the U.S., or such other accounting standard as may be used by ADCT from time to time in the preparation of its own financial accounts.

1.2    “ADCT IP” means all Know-How and Patents that are (a) Controlled by ADCT or its Affiliates as of the Effective Date or during the Term of this Agreement, and (b) necessary or reasonably useful for the Development and Commercialization of the Products in the Field in the Territory; provided however that for the purpose of this definition, “Affiliates” of ADCT shall exclude any Third Party that becomes an Affiliate of ADCT after the Effective Date. For avoidance of doubt, ADCT IP shall include all Know-How and Patents that cover, or which are based on or related to, Arising Product IP, which are referred to herein as “Arising Product IP Know-How” and “Arising Product IP Patents,” respectively.
1.3     “ADCT Know-How” means the Know-How included in ADCT IP.
1.4    “ADCT Patents” means the Patents included in the ADCT IP. ADCT Patents existing as of the Effective Date are set forth on Exhibit A.
1.5    “Affiliate” means, with respect to a Party, any person or entity that directly or indirectly controls, is controlled by or is under common control with such Party. As used in this definition, “control” (and, with correlative meanings, the terms “controlled by” and “under common control with”) means, in the case of a corporation, the ownership of fifty percent (50%) or more of the outstanding voting securities thereof or, in the case of any other type of entity, an interest that results in the ability to direct or cause the direction of the management and policies of such entity or the power to appoint fifty percent (50%) or more of the members of the governing body of such entity. Notwithstanding the foregoing, neither Party nor any of its Affiliates shall be deemed an Affiliate of the other Party for the purpose of this Agreement.
1.6    “Applicable Laws” means all statutes, ordinances, regulations, rules or orders of any kind whatsoever of any Governmental Authority that may be in effect from time to time and applicable to the activities contemplated by this Agreement.
1.7    “Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York City, U.S., Geneva, Switzerland, Beijing, China or the Cayman Islands are authorized or obligated to close. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
1.8    “Calendar Quarter” means the period commencing on January 1 of each Calendar Year and ending on March 31 of the same Calendar Year, the period commencing on April 1 of each Calendar Year and ending on June 30 of the same Calendar Year, the period commencing on July 1 of each Calendar Year and ending on September 30 of the same Calendar Year and the period commencing on October 1 of each Calendar year and ending on December 31 of the same Calendar Year, as the context shall require.
1.9    “Calendar Year” means each twelve (12) month period commencing on January 1 and ending on December 31.
1.10    “cGMP” means in respect of ADCT’s obligations under this Agreement, all applicable current Good Manufacturing Practices as set forth in 21 C.F.R. Parts 4, 210, 211, 601, 610 and 820, and in respect of NewCo’s obligations under this Agreement, all equivalent

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Applicable Laws in any relevant country or region in the Territory, each as may be amended and applicable from time to time.
1.11    “Clinical Proof of Concept Study” means a Clinical Trial that can be used to evaluate the safety and efficacy of the Products, including any Phase 1 Clinical Trial with both safety and efficacy readout that demonstrates initial evidence of clinical safety and biological activity in a target patient population. Without limiting the foregoing, the Parties agree that the Clinical Trials set forth in Exhibit D are Clinical Proof of Concept Studies for the purpose of this Agreement.
1.12    “Clinical Trial” means any clinical testing of the Products in human subjects.
1.13    “Combination Product” means a product containing the Product and another active ingredient that is not the Product, sold as a co-formulated or co-packaged product for a single price.
1.14    “Commercialization” or “Commercialize” means all activities directed to commercializing, promoting, selling, offering for sale and related importing and exporting activities, but excluding Manufacturing.
1.15    “Committee” means the JSC, JDC, JCC or any subcommittee established by the JSC, as applicable.
1.16    “Competing Product” means any product that that is (a) directed towards the same target or has the same mechanism of action as any Product, or (b) directed towards the same tumor type and same patient population as any Product, provided that there is proof-of-concept data demonstrating that such Product may be used in respect of such tumor type and patient population.
1.17    “Confidential Information” of a Party means all Know-How, unpublished patent applications and other information and data of a financial, commercial, business, scientific or technical nature of such Party that is disclosed by or on behalf of such Party or any of its Affiliates or agents, or is otherwise made available to the other Party or any of its Affiliates or agents, whether made available orally, in writing or in electronic form. The terms and conditions of this Agreement shall be deemed Confidential Information of both Parties. All records and other information and data disclosed by or for NewCo in connection with any inspection or audit of NewCo or its Affiliates in connection with this Agreement shall be deemed Confidential Information of NewCo. Regardless of which Party developed the Arising Product IP, all Arising Product IP shall be deemed Confidential Information of ADCT.
1.18    “Control” or “Controlled” means, with respect to any Know-How, Patents or other intellectual property rights, that a Party has the legal authority or right (whether by ownership, license, contract or otherwise) to grant to the other Party a license, sublicense, access or other right (as applicable) under such Know-How, Patents, or other intellectual property rights, on the terms and conditions set forth herein, in each case without breaching the terms of any agreement with a Third Party.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

1.19    “Development” or “Develop” means all development activities to obtain and maintain Regulatory Approval for the Products, including all pre-clinical studies and Clinical Trials of the Products, distribution of the Products for use in Clinical Trials (including placebos and comparators), statistical analyses, the preparation of regulatory filings and all regulatory affairs related to any of the foregoing.
1.20    “Diligent Efforts” means (a) where applied to carrying out specific tasks and obligations of a Party under this Agreement, expending (on its own or acting through any of its Affiliates, sublicensees or agents) reasonable, diligent, good faith efforts and resources to accomplish such task or obligation, consistent with the exercise of prudent scientific and business judgment, as a similarly situated pharmaceutical company of similar size and resources operating in developed markets (or, in the case of NewCo, a leading biopharmaceutical company in the Territory) would normally use to accomplish a similar task or obligation under similar circumstances in accordance with Applicable Laws; and (b) where applied to the Development or Commercialization of the Products under this Agreement, the use of reasonable, diligent, good faith efforts and resources, in an active and ongoing program, consistent with the exercise of prudent judgment, as normally used by a similarly situated pharmaceutical company of similar size and resources operating in developed markets (or, in the case of NewCo, a leading biopharmaceutical company in the Territory) for a priority product discovered or identified internally, which product is at a similar stage of development or product life and is of similar market potential, taking into account relevant factors including measures of patent coverage, relative safety and efficacy, product profile, the competitiveness of the marketplace, the proprietary position of such product, the regulatory structure involved, anticipated or approved labeling, the profitability of the product in light of pricing and reimbursement issues, and other relevant factors, in accordance with Applicable Laws, all based on conditions then prevailing. “Diligent Efforts” shall require that such Party (on its own or acting through any of its Affiliates, sublicensees or subcontractors), at a minimum: (i) promptly assign responsibility for such obligations to qualified personnel, set annual goals and objectives for carrying out such obligations, and monitor and hold personnel accountable for progress with respect to such goals and objectives; (ii) set and seek to achieve specific and meaningful objectives for carrying out such obligations, with timelines consistent with a comparable priority program; and (iii) make and implement decisions and allocate resources designed to diligently and in good faith advance progress with respect to such objectives. “Diligent Efforts” shall be determined on a Product-by-Product and Market-by-Market basis, and it is anticipated that the level of efforts required may be different for different Markets and may change over time, reflecting changes in the status of the Products, as applicable, and Markets involved. For clarity, “Diligent Efforts” will not mean that a Party guarantees that it will actually accomplish the applicable task or objective.
1.21    “Dollars” or “$” means U.S. dollars, the lawful currency of the U.S.
1.22    “FDA” means the U.S. Food and Drug Administration or its successor.
1.23    “Field” means all diagnostic, prophylactic and therapeutic uses in humans.
1.24    “First Commercial Sale” means, on a Market-by-Market basis, the first commercial transfer or disposition for value of any Product in such Market to a Third Party by

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

NewCo, or any of its Affiliates or sublicensees after such Product has obtained Regulatory Approval for commercial sale in such Market.
1.25    “GCP” means all applicable Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of Clinical Trials, as conducted within or outside the Territory, including, as applicable (a) as set forth in the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use Harmonized Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) and any other applicable guidelines for good clinical practice for trials on medicinal products, (b) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (c) 21 C.F.R. Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application), as may be amended from time to time, and (d) the equivalent Applicable Laws in the Territory, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.
1.26    “Global Clinical Trial” means any Clinical Trial that is conducted in multiple countries and jurisdictions, both in and outside the Territory, through the conduct of such Clinical Trial in multiple sites in such countries and jurisdiction as part of one unified Clinical Trial or separately but concurrently in accordance with a common Clinical Trial protocol.
1.27    “GLP” means all applicable Good Laboratory Practice standards, including, as applicable, as set forth in the then current good laboratory practice standards promulgated or endorsed by the U.S. Food and Drug Administration as defined in 21 C.F.R. Part 58, or the equivalent Applicable Laws in the region in the Territory, each as may be amended and applicable from time to time.
1.28    “Governmental Authority” means any court, commission, authority, department, ministry, official or other instrumentality of, or being vested with public authority under any law of, any country, region, state or local authority or any political subdivision thereof, or any association of countries.
1.29    “Know-How” means any proprietary scientific or technical information, results and data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, safety information, practices, methods, techniques, specifications, formulations, formulae, trade secrets, standard operating procedures, processes, drug master files, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data.
1.30    “Manufacture” and “Manufacturing” mean activities directed to manufacturing, chemical synthesis, processing, filling, finishing, packaging, labeling, quality control testing, quality assurance and release, stability testing, validation and post-marketing validation testing,

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

inventory control and management, storing, transporting and distribution of any intermediate or Product.
1.31    “Manufacturing Cost” means, with respect to the Products Manufactured and supplied by or on behalf of ADCT to NewCo under this Agreement:
(a)    if such Product is Manufactured by ADCT’s Third Party contract manufacturers, the total of (i) the actual Third Party cost paid by ADCT for the Manufacture and supply of such Product, and (ii) the costs (including internal costs) incurred by ADCT for Manufacture oversight, quality assurance and supply management directly related to and reasonably allocated to the Manufacture and supply of such Product, calculated using methodology consistent with the Accounting Standards and consistently applied; and
(b)    if such Product is manufactured by ADCT itself or its Affiliates, the actual, fully burdened cost for the Manufacture and supply of such Product, including without limitation the costs of raw materials, intermediate, labor, and other direct and identifiable variable costs incurred or accrued by ADCT or its Affiliates directly in connection with the Manufacture and supply of such Product, and the proportionate share of indirect manufacturing costs, calculated using methodology consistent with the Accounting Standards and consistently applied.
1.32    “Market” means each of the countries or jurisdictions of the Territory.
1.33    “NDA” means a New Drug Application or Biologics License Application, as defined by the FDA, or equivalent application for approval (but not including pricing and reimbursement approvals) to market a pharmaceutical product in a country or jurisdiction outside the U.S.
1.34    “Net Sales” means net sales (as defined by and calculated in accordance with the Accounting Standards) generated by the sales of the Products by NewCo, its Affiliates, or sublicensees to a Third Party in the Territory.
1.35    “NewCo IP” means all Know-How and Patents that are developed, used or applied by NewCo or its Affiliates or sublicensees in the Development and Commercialization of the Products, but excluding any Arising Product IP (which shall be owned by ADCT pursuant to Section 9.1(b)).
1.36    “NewCo Know-How” means the Know-How included in NewCo IP.
1.37    “NewCo Patents” means the Patents within the NewCo IP.
1.38    “New IP” means any inventions, process, method, composition of matter, article of manufacture, dosing regimens, formulations and combinations, discovery or finding, patentable or otherwise, that is invented or generated as a result of or in connection with a Party exercising its rights or carrying out its obligations under this Agreement, whether directly or via

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

its Affiliates, sublicensees, agents or contractors, including all rights, title and interest in and to the intellectual property rights therein.
1.39    “NMPA” means National Medicine Products Administration of China (formerly known as the China Food and Drug Administration), or its successor.
1.40    “Patents” means all national, regional and international patents and patent applications, including provisionals (whether abandoned or pending), divisions, continuations, continuations-in-part, additions, re-issues, renewals, extensions, substitutions, re-examinations or restorations, registrations and revalidations, and supplementary protection certificates and equivalents to any of the foregoing.
1.41    “Phase 1 Clinical Trial” means any Clinical Trial that would satisfy the requirements of 21 § CFR 312.21(a) or corresponding foreign regulations.
1.42    “Phase 2 Clinical Trial” means any Clinical Trial that would satisfy the requirements of 21 § CFR 312.21(b) or corresponding foreign regulations.
1.43    “Products” means the following proprietary ADCs developed by ADCT: ADCT-402 (targeting CD19), ADCT-602 (targeting CD22), ADCT-601 (targeting AXL), and ADCT-901 (targeting KAAG1), the details of which are set forth in Exhibit B, and in each case including any improvements or derivatives thereto, either in the form of a single agent Product or a Combination Product, but in each case solely in the composition and form and formulation as being developed or commercialized by ADCT outside the Territory at that time.
1.44    “Regulatory Approval” means, with respect to any Product in a country or jurisdiction, all approvals from the Regulatory Authorities necessary to market and sell such Product in such country or jurisdiction, including pricing and reimbursement approval.
1.45    “Regulatory Authority” means any applicable Government Authority responsible for granting Regulatory Approvals for any Product, including the FDA, NMPA, and any corresponding national or regional regulatory authorities.
1.46    “Regulatory Documents” means any regulatory application, submission, notification, communication, correspondence, registration, approval and other filings made to, received from or otherwise conducted with a Regulatory Authority regarding the Products, including any NDA and Regulatory Approval.
1.47    “Regulatory Materials” means any materials required by local regulation to complete local drug testing for the purpose of clinical supply testing, or product specification validation or the local testing for commercial goods. For example, Regulatory Materials may include drug substance, drug products, reference standards, special reagents and special volumes for analytic testing, blank excipients, special analytic equipment, cell line, and the like related to the Products.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

1.48    “Royalty Term” means, on a Product-by-Product and Market-by-Market basis, the period from the First Commercial Sale of such Product in such Market until the latest of (a) the expiration of the last to expire Valid Claim in an ADCT Patent that covers such Product or any components thereof (including composition of matter, methods of making or using thereof) in such Market and (b) the last to expire regulatory exclusivity period for such Product in such Market, and (c) [**] years after the First Commercial Sale of such Product in such Market; provided, the time periods set forth in subsections (a) and (b) in this definition shall not be based on or affected by any Valid Claim or regulatory exclusivity period solely by reason of any Arising Product IP Patent solely invented by NewCo and assigned to ADCT pursuant to Section 9.1(b).
1.49    “Territory” means the following jurisdictions: mainland China, the Hong Kong Special Administrative Region, Macau Special Administrative Region, Taiwan, and Singapore.
1.50    “Third Party” means an entity other than ADCT, NewCo and Affiliates of either of them.
1.51    “U.S.” means United States of America, including all possession and territories thereof.
1.52    “Valid Claim” means a claim of (a) an issued and unexpired patent which has not lapsed or been revoked, abandoned or held unpatentable, unenforceable or invalid by a final decision of a court or Governmental Authority of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, reexamination or disclaimer or otherwise or (b) a patent application that has not been irretrievably cancelled, withdrawn or abandoned and that has been pending for less than [**] years. If a claim of a patent application that ceased to be a Valid Claim under clause (b) of the preceding sentence because of the passage of time later issues as a part of a patent within clause (a) of the preceding sentence, then it shall again be considered a Valid Claim effective as of the issuance of such patent.
1.53    Additional Definitions. The following table identifies the location of definitions set forth in various Sections of the Agreement:

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Defined Terms	Section
ADCT Indemnitee(s)	12.1
Alliance Manager	3.1
Arising Product IP	9.1(b)
Commercialization Plan	7.3
Co-Promotion Option	7.7
CRO	4.5(c)
Development Plan	4.3(a)
Executive Officers	3.9(b)
Existing Global Clinical Trials	4.5(b)
Existing Upstream IP	2.4(a)
Flash Sales Report	8.2(d)
Future Upstream IP	2.4(a)
Global Brand Elements	9.7(b)
Global Commercialization Plan	7.4(a)
Global Development Plan	4.5(a)
Indemnified Party	12.3
Indemnifying Party	12.3
Joint Commercialization Committee or JCC	3.4
Joint Development Committee or JDC	3.3
Joint Steering Committee or JSC	3.2
Losses	12.1
Manufacturing License Effective Date	6.1
NewCo Indemnitee(s)	12.2
Overland	8.1
Pharmacovigilance Agreement	5.6
Product Infringement	9.3(a)
Product Marks	9.7(a)
Purchase Price	6.2
Quarterly Royalty Report	8.2(c)
Remedial Action	5.9
SEC	10.5(b)
Share Purchase Agreement	15.7
Shareholders Agreement	15.7
Supply and Quality Agreement	6.3
Term	13.1
Territory Specific Supply	6.1
Transaction Documents	15.7
Upstream ADCT IP	2.4(a)
Upstream ADCT Patent	9.5
Upstream Agreement	2.4(a)
Upstream Partners	2.4(a)

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Article 2
LICENSES
2.1    License Grant to NewCo.
(a)    Subject to the terms and conditions of this Agreement and consistent with the scope of license and license grant of any related Upstream Agreement, effective upon the Effective Date, ADCT hereby grants to NewCo a royalty-bearing, exclusive license under the ADCT IP to Develop, use, sell, offer for sale, import and otherwise Commercialize the Products in the Field in the Territory during the Term of this Agreement.
(b)    Subject to the terms and conditions of this Agreement and the scope of license grant and terms set out in any Upstream Agreement, effective upon the Manufacturing License Effective Date for a particular Product, ADCT hereby grants to NewCo a royalty-bearing, non-exclusive license under the ADCT IP to Manufacture and have Manufactured such Product in the Territory.
2.2    Sublicense. Subject to ADCT’s express prior written consent (not to be unreasonably delayed, conditioned, or withheld), NewCo shall have the right to grant sublicenses under the license granted to NewCo under Section 2.1; provided, that each sublicense shall be subject to a written agreement that is consistent with the terms and conditions of this Agreement. Without limiting the foregoing, each sublicense shall contain at least the following terms and conditions: (a) requiring each such sublicensee to protect and keep confidential any Confidential Information of the Parties in accordance with Article 10 of this Agreement; (b) requiring each such sublicensee to assign to NewCo (or, with respect to NewCo IP only, exclusively license to NewCo in a manner that permits NewCo to satisfy its obligations under this Agreement) all NewCo IP and Arising Product IP developed by such sublicensee; (c) providing that ADCT shall have the right to audit the books and records of each such sublicensee in accordance with this Agreement. Within [**] days after the execution of any sublicense agreement, NewCo shall provide ADCT with a true and complete copy of such sublicense agreement, which shall be deemed to be NewCo Confidential Information; provided, that NewCo shall have the right to redact any provisions that are solely related to any product that is not a Product. NewCo shall remain directly responsible for all of its obligations under this Agreement. Any sublicensee conduct, act, omission or state of affairs that would have constituted a breach of this Agreement shall be imputed to NewCo and deemed a breach of this Agreement as if such conduct, act, omission or state of affairs had been directly attributable to NewCo. For avoidance of doubt, distributors, resellers, sales representatives, and other channel partners, CROs, and other service providers and subcontractors shall not be deemed to be sublicensees under this Agreement.
2.3    ADCT Retained Rights. Notwithstanding the exclusive license granted to NewCo under Section 2.1, ADCT hereby expressly retains the rights to use the ADCT IP in the Field in the Territory in order to perform its obligations under this Agreement, whether directly or through its Affiliates, licensees, sublicensees or agents. For clarity, ADCT retains the exclusive right to practice, license and otherwise exploit the ADCT IP outside the scope of the license granted to NewCo under Section 2.1, including the exclusive right to Develop,

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Manufacture and Commercialize the Products outside the Territory and the non-exclusive right to Manufacture and have Manufactured the Products in the Territory.
2.4    Upstream Agreements.
(a)    NewCo acknowledges and agrees that: (i) ADCT and its Affiliates have in-licensed or acquired (the “Existing Upstream IP”), and may in the future in-license or acquire (the “Future Upstream IP”), certain ADCT IP from Third Parties (the Existing Upstream IP and Future Upstream IP, collectively, the “Upstream ADCT IP”); (ii) the license to such Upstream ADCT IP granted by ADCT to NewCo under Section 2.1 is subject to the terms and conditions of the agreement under which ADCT or its Affiliates acquire Control of such Upstream ADCT IP (the “Upstream Agreements”); (iii) NewCo shall comply with the applicable terms and conditions of the Upstream Agreements; and (iv) NewCo shall pay to ADCT all amounts that ADCT or its Affiliates would be obligated to pay to such Third Parties (“Upstream Partners”) under the Upstream Agreements in connection with the grant and maintenance of a license (or sublicense) to NewCo under Upstream ADCT IP and the exercise of such license (or sublicense) by NewCo, its Affiliates and sublicensees, including without limitation all license (or sublicense) issuance fee, license (or sublicense) maintenance fee, and all milestone, royalty and other payments directly resulting from or reasonably allocable to the Development and Commercialization of the Products in the Field in the Territory, and in the case of any Upstream Agreements existing as of the Effective Date, to the extent such amounts are expressly specified in Exhibit F attached hereto; provided, in the case of any Future Upstream IP in-licensed by ADCT from a Third Party, NewCo shall only have the right to receive a sublicense to such Future Upstream IP if, at its election, NewCo agrees to assume the payment obligations to the applicable Third Party that specifically result from NewCo’s practice of such sublicense.
(b)    During the Term, without NewCo's prior written consent, ADCT shall not terminate any Upstream Agreement that is subject to a sublicense to NewCo pursuant to the foregoing, and ADCT shall not amend or otherwise modify any such Upstream Agreement or take (or fail to take) any action that could (i) permit the applicable Upstream Partner to such Upstream Agreement to terminate the Upstream Agreement or (ii) adversely affect NewCo’s sublicense under such Upstream Agreement.
2.5    License Grant to ADCT. NewCo hereby grants to ADCT a fully paid (except as set forth in Section 4.5(e)), royalty free, perpetual, exclusive and sublicensable (through multiple tiers) license under the NewCo IP to (a) Develop, use, sell, offer for sale, import and otherwise Commercialize the Products outside the Territory, (b) Manufacture and have Manufactured the Products anywhere in the world, and (c) fulfil ADCT’s obligations under its Upstream Agreements; provided that: (i) after the Manufacturing License Effective Date with respect to a particular Product, the license to ADCT set forth in subsection (b) above shall become non-exclusive solely with respect to the right to Manufacture and have Manufactured such Product in the Territory and shall remain exclusive for all other purposes; and (ii) to the extent any such NewCo IP was in-licensed by NewCo from a Third Party, (A) the rights and licenses outside the Territory that are granted to ADCT under this Section 2.5 shall apply only if and to the extent

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

that NewCo has obtained all of the corresponding rights from the Third Party licensor necessary to grant such rights and (B) ADCT shall only have the right to receive a sublicense to such NewCo IP, at its election, if ADCT agrees to assume the payment to such Third Party that specifically result from ADCT’s practice of such sublicense. During the Term, without ADCT's prior written consent, NewCo shall not terminate any agreement between NewCo and a Third Party under which NewCo receives a license that is subject to a sublicense to ADCT pursuant to the foregoing, and NewCo shall not amend or otherwise modify any such agreement or take (or fail to take) any action that could (i) permit such Third Party to terminate such Agreement or (ii) adversely affect ADCT’s sublicense thereunder. In the case of NewCo IP that is owned by NewCo or one of its Affiliates, the rights and licenses granted to ADCT under this Section 2.5 shall be irrevocable. In the case of NewCo IP that is in-licensed by NewCo or one of its Affiliates from a Third Party, the rights and licenses granted to ADCT under this Section 2.5 shall be irrevocable by NewCo or such Affiliate and shall be co-terminus with the license received by NewCo or such Affiliate, as applicable.
2.6    No Implied Licenses; Negative Covenant. Except as set forth herein, neither Party shall acquire any license or other right or interest, by implication or otherwise, under any Know-How, Patent or other intellectual property of the other Party. NewCo shall not, and shall not permit any of its Affiliates or sublicensees to, practice or utilize any ADCT IP outside the scope of the license granted by ADCT to NewCo under Section 2.1 of this Agreement or the scope of any license of a related Upstream Agreement. ADCT shall not, and shall not permit any of its Affiliates or sublicensees to, practice or utilize any NewCo IP outside the scope of the license granted by NewCo to ADCT under Section 2.5 of this Agreement.
2.7    No Diversion. Each Party hereby covenants and agrees that it shall not, and shall ensure that its Affiliates and sublicensees shall not, either directly or indirectly, promote, market, distribute, import, sell or have sold any Product, including via the Internet or mail order, to any Third Party or to any address or Internet Protocol address or the like in the other Party’s territory or to any Third Party that such Party knows (or reasonably should know) has previously exported or is likely to export any Product to the other Party’s territory. Neither Party shall engage, nor permit its Affiliates and sublicensees to engage, in any advertising or promotional activities relating to any Product for use directed primarily to customers or other buyers or users of the Product located in any country or jurisdiction in the other Party’s territory, or solicit orders from any prospective purchaser located in any country or jurisdiction in the other Party’s territory. If a Party or its Affiliates or sublicensees receive any order for any Product from a prospective purchaser located in a country or jurisdiction in the other Party’s territory, such Party shall immediately refer that order to such other Party and shall not accept any such orders. Neither Party shall, nor permit its Affiliates and sublicensees to, deliver or tender (or cause to be delivered or tendered) any Product to any Third Party for use in or distribution into the other Party’s territory. For clarity, NewCo shall not Develop, use, sell, offer for sale, import or otherwise Commercialize any Product in any country outside the Territory, regardless of whether there is any Patent owned or controlled by ADCT that claims or covers such Product in such country.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

2.8    Right of First Negotiation. ADCT shall notify NewCo in writing if ADCT wishes to grant to a Third Party (but excluding Third Party contractors performing Development or Commercialization work for ADCT or its Affiliates) a license to Commercialize (with or without the right to Develop) (a) any Product in South Korea only (i.e., not in combination with any other country), or (b) any other ADC product developed by ADCT in the Territory only (i.e., not in combination with any country outside the Territory). After the receipt of such notice, NewCo shall have [**] days to confirm its interest to obtain such a license from ADCT to Commercialize such Product in the Field in South Korea or such other ADC product in the Territory (as applicable). If NewCo confirms its interest within such [**]-day period, NewCo shall have the exclusive right, during the next [**] days, to negotiate with ADCT in good faith regarding the terms and conditions under which ADCT would grant such a license to NewCo (which may be set forth in an amendment to this Agreement). If NewCo does not confirm its interest within such [**]-day period, or if the negotiation does not result in a binding written agreement by the end of such [**] days, then ADC shall be free to negotiate with any Third Party with respect to such a license and to grant such a license to any Third Party, without any further obligations to NewCo.
2.9    Other Products. NewCo acknowledges that NewCo [**]. If either Party desires for NewCo to Develop or Commercialize any additional product, such Party may propose such additional product to the other Party and provide information in support of such development and commercialization (including relevant scientific data and business information) for discussion.
Article 3
GOVERNANCE
3.1    Alliance Managers. Within [**] days after the Effective Date, each Party shall appoint (and notify the other Party of the identity of) a representative having appropriate qualifications (including a general understanding of pharmaceutical development and commercialization issues) to act as its alliance manager under this Agreement (the “Alliance Manager”). The Alliance Managers shall facilitate the flow of information and otherwise promote communication, coordination and collaboration between the Parties and raise cross-Party or cross-functional issues in a timely manner. Each Party may replace its Alliance Manager by written notice to the other Party.
3.2    Joint Steering Committee. Within [**] days after the Effective Date, the Parties shall establish a joint steering committee (the “Joint Steering Committee” or the “JSC”), composed of [**] senior officers of each Party (or such other number as reasonably agreed by the Parties based on available staffing resources with equal number of representatives from each Party at all times), to manage the overall collaboration of the Parties under this Agreement, provided that, before the [**] anniversary of the Effective Date (or such longer period of time as reasonably agreed by the Parties), the representatives of NewCo may be Overland employees so long as, in the course of their participation on the JSC, such Overland employees are bound by written obligations of confidentiality, non-use and IP assignment the same as those that would apply to NewCo employees. The JSC shall in particular: (a) review, discuss and approve the overall strategy for the Development and Commercialization of the Products in the Field in the

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Territory; (b) provide a forum for the discussion and coordination of the Parties’ activities under this Agreement; (c) direct and oversee the operation of the JDC, JCC and any other joint subcommittee established by JSC, including resolving any disputed matter of such Committees; (d) establish other joint subcommittees as necessary or advisable to further the purpose of this Agreement; and (e) perform such other functions as expressly set forth in this Agreement or allocated to it by the Parties’ written agreement.
3.3    Joint Development Committee. At a time to be determined by the JSC, the Parties shall establish a joint development committee (the “Joint Development Committee” or the “JDC”), composed of [**] representatives of each Party (or such other number as reasonably agreed by the Parties based on available staffing resources with equal number of representatives from each Party at all times) that have knowledge and expertise in the development of products similar to the Products, in order to leverage synergies, oversee the development of the Products in the Territory and to exchange information with respect to the global development of the Products, collaboratively, both inside and outside the Territory. Notwithstanding the foregoing, before the [**] anniversary of the Effective Date (or such longer period of time as reasonably agreed by the Parties), the representatives of NewCo may be Overland employees so long as, in the course of their participation on the JDC, such Overland employees are bound by written obligations of confidentiality, non-use and IP assignment the same as those that would apply to NewCo employees. The JDC shall in particular: (a) provide a forum for and facilitate communications between the Parties with respect to the Development of the Products in their respective territories; (b) review, discuss and approve the Development Plan and amendments thereto; (c) review and discuss the progress and results of the Development of the Products in the Field in the Territory; and (d) perform such other functions as may be appropriate to further the purposes of this Agreement with respect to the Development of the Products, as directed by the JSC.
3.4    Joint Commercialization Committee. At a time to be determined by the JSC (but no later than [**] months before the submission of the first NDA for any Product in the Territory), the Parties shall establish a joint commercialization committee (the “Joint Commercialization Committee” or the “JCC”), composed of [**] representatives of each Party that have knowledge and expertise in the commercialization of products similar to the Products, to oversee the Commercialization of the Products in the Field in the Territory. The JCC shall in particular: (a) provide a forum for and facilitate communications between the Parties with respect to the Commercialization of the Products in their respective territories; (b) review and discuss the Commercialization Plan and amendment thereto; (c) review and discuss the progress and results of the Commercialization of the Products in the Field in the Territory; and (d) perform such other functions as may be appropriate to further the purposes of this Agreement with respect to the Commercialization of the Products, as directed by the JSC.
3.5    Limitation of Authority. Each Committee shall only have the powers expressly assigned to it in this Article 3 and elsewhere in this Agreement and shall not have the authority to: (a) modify or amend the terms and conditions of this Agreement; (b) waive either Party’s compliance with the terms and conditions of this Agreement; or (c) determine any such issue in a manner that would conflict with the express terms and conditions of this Agreement.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

3.6    Committee Members. Each Party’s representatives on the Committees shall be an officer or employee of the applicable Party having sufficient seniority within such Party to make decisions arising within the scope of the applicable Committee’s responsibilities, and each Party may have the same representative(s) serve on different Committees. Each Party may replace its representatives on any Committee upon written notice to the other Party. Each Party shall appoint one of its representatives on each Committee to act as a co-chairperson of such Committee.
3.7    Meetings. Each Committee shall hold meetings at such times as it elects to do so, but in no event shall such meetings be held less frequently than once every Calendar Quarter. Each Party may call additional ad hoc Committee meetings as the needs arise with reasonable advance notice to the other Party. Meetings of any Committee may be held in person, by audio or video teleconference; provided that unless the Parties otherwise agree, at least one meeting per Calendar Year of the JSC shall be held in person. In-person Committee meetings shall be held at locations selected alternatively by the Parties. The co-chairpersons of the applicable Committee shall jointly prepare the agenda for each Committee meeting. The co-chairpersons (or their designees, subject to formal approval by the co-chairpersons) shall also jointly prepare reasonably detailed written minutes of all Committee meetings that reflect, without limitation, all material discussions, proposals, responses and decisions at such meetings. The co-chairpersons shall circulate meeting minutes within [**] Business Days after each Committee meeting to each Committee member for review and approval. Such meeting minutes shall be deemed approved unless any Committee member objects to the accuracy of such minutes within [**] Business Days of receipt. Each Party shall be responsible for all of its own expenses of participating in the Committee meetings. No action taken at any Committee meeting shall be effective unless at least one representative of each Party is participating in such Committee meeting.
3.8    Non-Member Attendance. Each Party may from time to time invite a reasonable number of participants, in addition to its representatives, to attend any Committee meeting in a nonvoting capacity; provided that if either Party intends to have any Third Party (including any consultant) attend such a meeting, such Party shall provide prior written notice to the other Party. Such Party shall also ensure that such Third Party is bound by confidentiality and non-use obligations consistent with the terms of this Agreement.
3.9    Decision-Making.
(a)    All decisions of each Committee shall be made by unanimous vote, with each Party’s representatives having one vote. If after reasonable discussion and good faith consideration of each Party’s view on a particular matter before the JDC, JCC or any subcommittee established by the JSC, the representatives of the Parties on such Committee cannot reach an unanimous decision as to such matter within [**] Business Days after such matter was brought to such Committee for resolution, such matter shall be referred to the JSC for resolution.
(b)    If after reasonable discussion and good faith consideration of each Party’s view on a particular matter before the JSC (including matter referred to the JSC by JDC, JCC or any subcommittee established by the JSC), the representatives of the Parties on the JSC cannot

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

reach an unanimous decision as to such matter within [**] Business Days after such matter was brought to the JSC for resolution (or after such matter has been referred to the JSC), such matter shall be referred to the Chief Executive Officer of ADCT and the Chief Executive Officer of NewCo (the “Executive Officers”) for resolution. The Executive Officers shall promptly meet and use good faith efforts to resolve such matter.
(c)    If the Executive Officers cannot resolve such matter within [**] days after such matter has been referred to them under Section 3.9(b), then:
(i)    NewCo shall have final decision making authority with respect to matters that relate specifically to the Development and Commercialization of the Products in the Field in the Territory; provided, however that: (1) NewCo’s decision must be consistent with the terms and conditions of this Agreement, including its obligations to use Diligent Efforts to Develop and Commercialize the Products; (2) NewCo shall not have final decision making authority with respect to matters that could also affect any Product outside the Territory, and shall not make any decision (or take any action) that may reasonably be expected to adversely affect any Product outside the Territory; and (3) the study protocols of all Clinical Trials of the Products to be conducted by or on behalf of NewCo in the Territory (including any Clinical Trial conducted by NewCo under Section 4.5(e)) must be approved by ADCT prior to any patient enrollment, such consent not to be unreasonably delayed, conditioned, or withheld; and
(ii)    ADCT shall have final decision making authority with respect to matters that could reasonably be expected to adversely impact the Products outside the Territory, including matters that could reasonably be expected to adversely impact the Products both in and outside the Territory, which may include but are not limited to Global Clinical Trials and any CMC (chemistry, manufacturing and controls) related matters in the Territory (including technology transfer to any contract manufacturing organization).
(iii)    For clarity, neither the JSC nor any subcommittee established by the JSC shall have any, and ADCT shall retain all, decision making authority over the Development, manufacture and Commercialization of the Product outside the Territory and all matters relating to Global Clinical Trials.
Article 4
DEVELOPMENT
4.1    General. Subject to the terms and conditions of this Agreement, NewCo shall be responsible for the Development of the Products in the Field in the Territory, including the performance of Clinical Trials of the Products in the Field in the Territory necessary for Regulatory Approval.
4.2    Development Diligence. NewCo shall use Diligent Efforts to Develop the Products in order to obtain and maintain Regulatory Approval of the Products in the Field in each Market in the Territory. Without limiting the foregoing, NewCo shall conduct the Development activities and use Diligent Efforts to achieve the Development milestones by the deadlines, in each case as set forth in the initial Development Plan existing as of the Effective

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Date and attached hereto as Exhibit C. NewCo will notify ADCT if it reasonably determines that, notwithstanding its Diligent Efforts, any milestone or other requirement under the then current Development Plan is unlikely to be achieved by NewCo in connection with Developing or Commercializing the Products due to changes in business, scientific, or regulatory conditions outside the reasonable control of NewCo or its Affiliates. After such notice, the JDC shall meet and discuss the applicable milestone or other requirement in good faith in light of the changed circumstances.
4.3    Development Plan.
(a)    All Development of the Products conducted by or on behalf of NewCo under this Agreement shall be conducted pursuant to a comprehensive written Development plan that sets forth the timeline and details of all major Development work (including all Clinical Trials) to be conducted by or on behalf of NewCo to obtain and maintain Regulatory Approval of the Products in the Field in each Market in the Territory (the “Development Plan”). The Development Plan shall be consistent with ADCT’s Global Development Plan for the Products and shall be focused on efficiently obtaining and maintaining Regulatory Approval of the Products in the Field in the Territory, while taking into consideration and mitigating any potential adverse impact on the Development, Regulatory Approval or Commercialization of the Products outside the Territory.
(b)    As of the Effective Date, the Parties have agreed to the initial Development Plan attached hereto as Exhibit C. From time to time, but at least once every [**] months, NewCo shall propose updates or amendments to the Development Plan in consultation with ADCT and submit such proposed updated or amended plan to the JDC for review, discussion, and approval. Once approved by the JDC, the updated or amended Development Plan shall become effective. From time to time at its discretion, ADCT may propose updates or amendments to the Development Plan if it reasonably believes that the then effective Development Plan is insufficient or may have an adverse effect on the Development, Regulatory Approval or Commercialization of the Products outside of the Territory.
4.4    Technology Transfer.
(a)    As promptly as practicable after the Effective Date, the Parties shall coordinate and agree to a technology transfer plan for ADCT to provide and transfer to NewCo the ADCT Know-How (including Regulatory Documents and clinical data) that is reasonably necessary or useful for NewCo to initiate Development of the Products in the Territory pursuant to the initial Development Plan. For the avoidance of doubt, this Section 4.4 and the technology transfer plan contemplated hereby shall not address technology transfer in connection with any future grant of a license to manufacture, which shall be accomplished in accordance with the provisions of Section 6.1. In the event either Party realizes that any ADCT Know-How in ADCT’s possession as of the Effective Date was inadvertently omitted from such technology transfer plan, such Party shall promptly notify the other Party and ADCT shall transfer such omitted ADCT Know-How to NewCo as soon as practicable. ADCT shall transfer such ADCT Know-How to NewCo in accordance with such technology transfer plan, and NewCo shall cooperate with ADCT to facilitate the receipt of such transfer of ADCT Know-How. From time

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

to time (i) upon NewCo’s reasonable request during the Term, ADCT shall similarly disclose and transfer to NewCo all additional Regulatory Documents requested by any Regulatory Authority in the Territory and (but not more frequently than once per Calendar Quarter) tangible embodiments of ADCT Know-How for each improvement to the Products and (ii) promptly revise Exhibit A to reflect new patents and patent applications included in ADCT Patents.
(b)    Upon NewCo’s reasonable request, ADCT shall also provide NewCo with reasonable technical assistance, including in connection with such initial technology transfer and reasonable access to ADCT’s technical personnel involved in the research and Development of the Products. NewCo shall reimburse ADCT for the internal cost (at a rate of $[**] per hour) and out-of-pocket cost incurred by ADCT to provide such technical assistance; provided that the first [**] hours of such technical assistance shall be provided without charge.
4.5    Development Collaboration.
(a)    The Parties shall collaborate with respect to the Development of the Products across their territories. Through the JDC, ADCT shall keep NewCo reasonably informed on its plans (including any updates and amendment thereto) for the global Development of the Products (the “Global Development Plan”) in sufficient detail for NewCo to conform the Development of the Products in the Field in the Territory to the Global Development Plan.
(b)    ADCT shall have the right to control the design and conduct of the Global Clinical Trials. The Global Clinical Trials that are ongoing or planned by ADCT as of the Effective Date are set forth in Exhibit E attached hereto (the “Existing Global Clinical Trials”), and NewCo shall participate in all Existing Global Clinical Trials as set forth in clause (c) below. For any additional Global Clinical Trials that ADCT may plan to conduct after the Effective Date, ADCT shall offer NewCo the option to participate in such additional Global Clinical Trials as follows. No later than [**] days before the planned initiation of any additional Global Clinical Trial, ADCT shall present its plan for such Global Clinical Trial to the JDC for discussion, including protocol design, timeline, and budget. NewCo shall have the right to participate in such Global Clinical Trial in accordance with such plan by providing a written notice to ADCT within [**] days after the JDC’s receipt of ADCT’s plan for such Global Clinical Trial. If NewCo in good faith believes that the protocol of such Global Clinical Trial is reasonably expected to materially adversely affect the Development and Regulatory Approval of the Products in the Territory, NewCo shall have right to bring such issue to JDC for discussion. For clarity, all Global Clinical Trials shall be conducted pursuant to ADCT’s Global Development Plan, and should not be part of NewCo’s Development Plan.
(c)    For all Existing Global Clinical Trials and any additional Global Clinical Trial that NewCo elects to participate in pursuant to clause (b) above, NewCo shall be responsible for the conduct of such Global Clinical Trial in the Territory (including contracting with clinical sites in the Territory), which shall include between [**] percent ([**]%) and [**] percent ([**]%) of the study subjects in such Global Clinical Trial. NewCo shall be responsible for (i) [**] percent ([**]%) of the fully loaded costs of such Global Clinical Trial that are specifically and solely related to conducting such Clinical Trial in the Territory (e.g., the cost of clinical sites and trials in the Territory); and (ii) [**] percent ([**]%) of the fully loaded costs of

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

such Global Clinical Trial that are not specifically and solely related to either Party’s territory, as such costs are reasonably determined in accordance with the applicable Accounting Standard by the contract research organization (“CRO”) that is conducting the Global Clinical Trial. For clarity, if ADCT elects to expand the services provided by its CRO to cover such Global Clinical Trial in the Territory, then NewCo shall be responsible for [**] percent ([**]%) of the incremental costs of such expansion; and if ADCT elects to engage a CRO specifically for such Global Clinical Trial in the Territory, then NewCo shall be responsible for [**] percent ([**]%) of the costs of such Territory-specific CRO. NewCo shall pay its share of the costs of such Global Clinical Trials as follows. No later than [**] days before the beginning of each Calendar Quarter, ADCT shall submit to NewCo an invoice setting forth NewCo’s share of the estimated costs of such Global Clinical Trials for such Calendar Quarter, and NewCo shall pay the amount invoiced before the beginning of such Calendar Quarter. Within [**] days after the end of such Calendar Quarter, ADCT shall prepare and submit to NewCo a reconciliation report that reasonably details NewCo’s share of the actual costs of such Global Clinical Trial for such Calendar Quarter. If the amount paid by NewCo at the beginning of such Calendar Quarter is less than NewCo’s share of the actual costs, then NewCo shall pay the deficit to ADCT within [**] days after the receipt of the reconciliation report. If the amount paid by NewCo at the beginning of such Calendar Quarter is more than NewCo’s share of the actual costs, then such excess shall be credited toward the estimated payment due for the next Calendar Quarter (or refunded to NewCo if there is no future costs to be shared). If ADCT engages a CRO specifically for the Global Clinical Trial in the Territory, then upon ADCT’s request, NewCo shall pay the costs of such CRO directly to such CRO.
(d)    If NewCo does not elect to participate in any additional Global Clinical Trial, then ADCT may conduct such Global Clinical Trial outside the Territory and, notwithstanding Sections 4.7 and 5.5 or anything to the contrary herein, NewCo shall not have the right to use or reference the data generated from such Global Clinical Trial to support Regulatory Approval or Commercialization of the Products in the Territory, unless NewCo pays ADCT [**] percent ([**]%) of the fully loaded cost incurred by ADCT to conduct such Global Clinical Trial. If NewCo desires to use the data from such Global Clinical Trial to support Regulatory Approval or Commercialization of the Products in the Territory, NewCo shall notify ADCT, and ADCT shall promptly provide NewCo with (i) a summary of such data for NewCo’s internal review and evaluation for up to [**] days after delivery and (ii) a reasonably detailed invoice setting forth NewCo’s share (as set forth above in this Section 4.5(d)) of the cost incurred by ADCT to conduct such Global Clinical Trial. If NewCo decides to use the data from such Global Clinical Trial to support Regulatory Approval (including label expansion) or Commercialization of the Products in the Territory, NewCo shall notify ADCT prior to expiration of the [**]-day period specified above and pay to ADCT the amount invoiced within [**] days after delivering such notice to ADCT. For clarity, this Section 4.5(d) shall not apply to any Existing Global Clinical Trial, and NewCo shall participate in all Existing Global Clinical Trials, shall share the costs of all Existing Global Clinical Trials as set forth in clause (c) above, and shall have the right to use the data from all Existing Global Clinical Trials without any additional payment to ADTC.
(e)    Through the JDC, NewCo shall notify ADCT if NewCo wishes to conduct any Clinical Trial of any Product in any indication that is not being (and is not anticipated to be)

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Developed by ADCT under the Global Development Plan. The JDC shall discuss the Development of such Product in such indication and ADCT may amend its Global Development Plan to include such indication. If ADCT decides not to Develop such Product in such indication under its Global Development Plan, and does not object to the conduct of such Clinical Trial by NewCo, then (i) NewCo shall have the right to conduct such Clinical Trial in the Territory at NewCo’s own cost and expense; and (ii) notwithstanding Sections 4.7 and 5.5 or anything to the contrary herein, ADCT shall not have the right to use or reference the data generated from such Clinical Trial to support Regulatory Approval or Commercialization of such Product in such indication outside the Territory, unless ADCT pays NewCo [**] percent ([**]%) of the fully loaded cost incurred by NewCo to conduct such Clinical Trial of such Product in such indication in the Territory. If ADCT desires to use the data from such Clinical Trial to support Regulatory Approval or Commercialization of such Product in such indication outside the Territory, ADCT shall notify NewCo, and NewCo shall promptly provide ADCT with (i) a summary of such data for ADCT’s internal review and evaluation for up to [**] days after delivery and (ii) a reasonably detailed invoice setting forth ADCT’s share (as set forth above in this Section 4.5(e)) of the cost incurred by NewCo to conduct such Clinical Trial of such Product in such indication in the Territory. If ADCT decides to use the data from such Clinical Trial to support Regulatory Approval (including label expansion) or Commercialization of such Product in such indication outside the Territory, ADCT shall notify NewCo prior to expiration of the [**]-day period specified above and pay to NewCo the amount invoiced within [**] days after delivering such notice to NewCo.
(f)    For clarity, regardless of whether a Party elects to participate in or pay its share of the cost of any Clinical Trial of the other Party, each Party shall have the right to use the safety data generated by the other Party from any Clinical Trial for safety reporting purposes to the extent required by Applicable Laws or a Regulatory Authority in its territory.
4.6    Development Cost. NewCo shall be solely responsible for all the costs and expenses it incurs to Develop the Products in the Territory, and shall share the cost of any Global Clinical Trial in the manner and to the extent expressly set forth in Section 4.5 above. Without duplication of any other obligation in respect of reimbursement under this Agreement, NewCo shall reimburse ADCT for any out-of-pocket Development costs incurred by ADCT for the benefit of NewCo that have been pre-approved in writing by NewCo.
4.7    Data Exchange and Use. In addition to its adverse event and safety data reporting obligations pursuant to Section 5.6, each Party shall promptly provide the other Party with copies of all data and results and all supporting documentation (e.g., protocols, CRFs, analysis plans) generated from its Development of the Products. Subject to Section 4.5(d), NewCo shall have the right to use the data provided by ADCT for the purpose of obtaining and maintaining Regulatory Approval for and Commercializing the Products in the Field in the Territory. Subject to Section 4.5(e), ADCT shall have the right to use the data provided by NewCo for the purpose of obtaining and maintaining Regulatory Approval for and Commercializing the Products outside the Territory.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

4.8    Development Records. NewCo shall maintain complete, current and accurate records of all Development activities conducted by or on behalf of NewCo hereunder, and all data and other information resulting from such activities. Such records shall fully and properly reflect all work done and results achieved in the performance of the Development activities in good scientific manner appropriate for regulatory and patent purposes. NewCo shall document all non-clinical studies and Clinical Trials in formal written study reports according to Applicable Laws and national and international guidelines (e.g., ICH, GCP, GLP, and cGMP) and shall provide copies of such reports to the JDC for review at each regularly scheduled JDC meeting. ADCT shall have the right to review and copy such records maintained by NewCo at reasonable times and to use such records and obtain access to the original for its research and development activities and regulatory and patent purposes or for other legal proceedings.
4.9    Development Reports. NewCo shall keep ADCT reasonably informed as to the progress and results of its and its Affiliates’ and sublicensees’ Development of the Products. Without limiting the foregoing, the status, progress and results of the Development of the Products in the Territory shall be discussed at meetings of the JDC. At least [**] Business Days before each regularly scheduled JDC meeting, NewCo shall provide the JDC with a written report summarizing its Development activities and the results thereof, covering subject matter at a level of detail reasonably required by ADCT and sufficient to enable ADCT to determine NewCo’s compliance with its diligence obligations pursuant to Section 4.2. In addition, NewCo shall make available to ADCT such additional information about its Development activities as may be reasonably requested by ADCT from time to time.
Article 5
REGULATORY
5.1    General. The Development Plan shall set forth the regulatory strategy for seeking Regulatory Approvals of the Products in the Field in each Market in the Territory. NewCo shall be responsible for all regulatory activities necessary for obtaining and maintaining Regulatory Approvals of the Products in the Field in the Territory, which regulatory activities shall be performed at NewCo’s own cost and expense and in accordance with the regulatory strategy set forth in the Development Plan. Through the JDC, NewCo shall keep ADCT informed of regulatory developments related to the Products in the Territory, including any decision by any Regulatory Authority in the Territory regarding the Products.
5.2    Regulatory Documents. NewCo shall provide the JDC and ADCT with drafts in English of all material Regulatory Documents within a reasonable time (in any event no less than [**] days) prior to submission for review and comment and shall consider and implement in good faith any comments received in a timely manner from ADCT, and all such Regulatory Documents shall be approved by the JDC before submission; provided, however, NewCo may submit any Regulatory Document without regard to ADCT's comments and/or without the JDC's approval if such comments or approval (as the case may be) are not received by NewCo at least [**] Business Days prior to the submission due date. Notwithstanding the foregoing, from time to time, the JDC may recommend to ADCT that no review, comment or approval is necessary for certain categories of Regulatory Documents that are immaterial in nature, and ADCT may elect

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

to waive its right to review, comment or approve in its sole discretion, further provided that: (a) NewCo shall inform the JDC which of the Regulatory Documents it has received or submitted under such waiver on a [**] basis at the regularly scheduled JDC meetings; (b) ADCT shall have the right to request a copy of such Regulatory Documents at any time notwithstanding such waiver; and (c) ADCT shall have the right to rescind such waiver with respect to future Regulatory Documents at any time in its sole discretion. NewCo shall not make any statement in a regulatory filing in the Territory as to which ADCT advises NewCo that such statement would be inconsistent with statements made by ADCT in regulatory filings outside of the Territory or in public disclosures made by ADCT. In addition, NewCo shall notify ADCT of any material Regulatory Documents submitted to or received from any Regulatory Authority in the Territory and shall provide ADCT with copies thereof within [**] Business Days after submission or receipt, and shall notify ADCT of any other material communication with any Regulatory Authority in the Territory regarding the Products within [**] Business Days after such communication. If any such material Regulatory Document is not in the English language, NewCo shall also, at its own cost and expense, provide ADCT with an English summary at the time of provision and an English translation thereof as soon as practicable. Upon ADCT’s reasonable request from time to time, NewCo will provide other Regulatory Documents in English, subject to the Parties’ mutual agreement regarding cost-sharing and timing.
5.3    Regulatory Meetings. NewCo shall provide ADCT with reasonable (and in any event no less than [**] days’) advance notice of any meeting or substantive discussion with any Regulatory Authority in the Territory related to the Products. NewCo shall lead such meeting or discussion; provided, however that, ADCT or its designee shall have the right to attend and participate in such meeting or discussion, and, if reasonably requested by NewCo and at NewCo’s cost and expense, ADCT or its designee shall attend and participate in such meeting or discussion to actively assist in addressing questions regarding the Products that may be raised by the Regulatory Authority. NewCo shall provide ADCT with a written English summary of such meeting or discussion within [**] Business Days thereafter. At NewCo’s reasonable request and cost and expense, ADCT shall provide assistance in responding to or otherwise addressing questions raised by the Regulatory Authority during any such meeting or discussion, according to a timeline reasonably agreed by the Parties.
5.4    Regulatory Requests. Within [**] Business Days after receipt, NewCo shall provide ADCT any formal or informal requests received from any Regulatory Authority in the Territory related to the Products. NewCo shall manage preparation of a response to such requests; provided that, at NewCo’s reasonable request and cost and expense, ADCT or its designee shall provide assistance in preparing a response that addresses matters raised by the Regulatory Authority in such request, according to a timeline reasonably agreed by the Parties. NewCo shall submit all responses before the due date set by the Regulatory Authority and NewCo shall provide ADCT a copy of the final response for its approval as soon as reasonably practicable (but not less than [**] Business Days prior to such submission due date) and ADCT will conduct such review on a timely basis; provided, however, NewCo may submit its response without regard to ADCT's review if comments arising from such review are not received by NewCo at least [**] Business Days prior to the applicable due date.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

5.5    Right of Reference. Each Party hereby grants to the other Party the right of reference to all Regulatory Documents pertaining to the Products in the Field submitted by or on behalf of such Party. Subject to Section 4.5(d), NewCo may use such right of reference to ADCT’s Regulatory Documents in the Field solely for the purpose of obtaining and maintaining Regulatory Approval of the Products in the Field in the Territory. Subject to Section 4.5(e), ADCT may use such right of reference to NewCo’s Regulatory Documents in the Field solely for the purpose of obtaining and maintaining Regulatory Approval of the Products outside the Territory.
5.6    Pharmacovigilance. At least [**] months prior to the expected application for approval of the first Clinical Trial of any Product under this Agreement, the Parties shall enter into a pharmacovigilance agreement setting forth the worldwide pharmacovigilance procedures for the Parties with respect to the Products (the “Pharmacovigilance Agreement”) to ensure that there is adequate coordination and sharing of relevant safety information between the Parties in order to facilitate prompt filing of accurate and consistent reports to Regulatory Authorities which complies with the Applicable Law. Each Party shall hold the primary responsibility for reporting adverse events and other safety data related to the Products in its territory to the applicable Regulatory Authorities in its territory, as well as responding to safety issues and to all requests of Regulatory Authorities in its territory related to the Products, in each case at its own cost and to the extent required by Applicable Laws. ADCT shall be responsible for the establishment and maintenance of a global safety database at its own cost and expense. NewCo may, at its own cost and expense, establish and maintain its own local safety database to store the safety information generated from the Development of the Products in the Territory, and to assure regulatory reporting compliance in the Territory. Each Party agrees to comply with its respective obligations under the Pharmacovigilance Agreement and to cause its Affiliates, licensees and sublicensees to comply with such obligations.
5.7    Regulatory Audits and Inspection. Upon reasonable notice, ADCT or its representatives shall be entitled to conduct an audit of the systems, procedures and practices of NewCo, its Affiliates, sublicensees or subcontractors (including clinical trial sites) relating to the Development and Commercialization of the Products in the Field in the Territory, and shall ensure that such Affiliates, sublicensees and subcontractors permit such audits. NewCo shall promptly notify ADCT of any inspection of NewCo, its Affiliates, sublicensees or subcontractors by any Regulatory Authority relating to the Products and shall provide ADCT with all information pertinent thereto (including all copies of all notices, filings and correspondence received from or submitted to the Regulatory Authority in connection therewith). ADCT shall have the right to be present at any such inspection, and upon NewCo’s reasonable request and at NewCo’s cost, ADCT or its designee shall attend and support any such inspection. NewCo shall also permit the Regulatory Authorities outside the Territory to conduct inspections of NewCo, its Affiliates, sublicensees or subcontractors relating to the Products, and shall ensure that such Affiliates, sublicensees and subcontractors permit such inspections.
5.8    No Harmful Actions. If ADCT or NewCo believes that the other Party is taking or intends to take any action with respect to any Product that could have a material adverse impact upon the regulatory status of any Product outside or inside the Territory (as the case may

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

be), the concerned Party shall have the right to bring the matter to the attention of the JSC and the Parties shall promptly meet to discuss in good faith to resolve such concern. Without limiting the foregoing, unless the Parties otherwise agree: (a) NewCo shall not communicate with any Regulatory Authority having jurisdiction outside the Territory, unless so ordered by such Regulatory Authority, in which case NewCo shall immediately notify ADCT of such order; and (b) NewCo shall not submit any Regulatory Documents or seek Regulatory Approvals for any Product outside the Territory and ADCT shall not seek Regulatory Approval for any Product inside the Territory; and (c) ADCT shall not submit Regulatory Documents to any Regulatory Authority having jurisdiction inside the Territory without first providing notice to NewCo and considering in good faith any comments of NewCo in relation thereto.
5.9    Remedial Actions. Each Party shall notify the other immediately, and promptly confirm such notice in writing, if it obtains information indicating that any Product may be subject to any recall, corrective action or other regulatory action by any Governmental Authority or Regulatory Authority (a “Remedial Action”). The Parties shall assist each other in gathering and evaluating such information as is necessary to determine the necessity of conducting a Remedial Action. NewCo shall have sole discretion with respect to any matters relating to any Remedial Action in the Territory, including the decision to commence such Remedial Action and the control over such Remedial Action. The cost and expenses of any Remedial Action in the Territory shall be borne solely by NewCo. NewCo shall, and shall ensure that its Affiliates and sublicensees will, maintain adequate records to permit NewCo to trace the distribution, sale and use of the Products in the Territory.
Article 6
MANUFACTURE AND SUPPLY
6.1    Supply by ADCT. ADCT shall, either by itself or through its Affiliates or Third Party contract manufacturers, use Diligent Efforts to Manufacture and supply to NewCo, and NewCo shall purchase from ADCT, all of NewCo’s and its Affiliates’ and sublicensees’ requirements for the Products for use in the Development (including Clinical Trials) and Commercialization of the Products in the Field in the Territory (the “Territory Specific Supply”). If, during the Term: (a) it would be beneficial for NewCo to assume the obligation to Manufacture or have Manufactured any particular Product to meet the Territory Specific Supply; (b) such Manufacturing activities (if and when conducted by NewCo) would be permitted by Applicable Law; and (c) NewCo has the capability and resources (including quality assurance processes) to assume such Manufacturing obligations for the Territory Specific Supply, then, upon the Parties’ mutual agreement, ADCT shall transfer to NewCo, the right and ability to Manufacture and have Manufactured (through a contract manufacturing organization approved by ADCT in writing) such Product for the Territory Specific Supply (the date of such agreement, the “Manufacturing License Effective Date”). The Parties agree to work in good faith to agree upon equitable cost-sharing in relation to transfer of manufacturing obligations to NewCo, including costs related to technology transfer.
6.2    Purchase Price. NewCo shall pay ADCT for the Products supplied by ADCT at a price equal to [**] (the “Purchase Price”). The Purchase Price does not include sales, use,

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

excise, value added, transfer or any other taxes or duties levied or assessed by any Governmental Authority with respect to the transfer and sale of the Products to NewCo, all of which shall be paid by NewCo. ADCT shall deliver the Products to NewCo EXW (Incoterms 2020) at ADCT’s (or its Affiliate’s or contract manufacturer’s) manufacturing facility, and shall invoice NewCo for the Purchase Price upon such delivery. NewCo shall pay the invoiced Purchase Price within [**] days after the date of the invoice.
6.3    Supply and Quality Agreement. As soon as reasonably practicable after the Effective Date, the Parties shall negotiate and execute a separate supply agreement and related quality agreement (collectively, the “Supply and Quality Agreement”) setting forth the mutually agreed terms for the Manufacture and supply of the Products to NewCo for Development and Commercialization use in the Territory. The Supply and Quality Agreement shall be consistent with the terms and conditions of this Agreement and shall include NewCo’s good faith estimate of its and its Affiliates’ and sublicensees’ requirements for the Products for the following [**] months. In addition, NewCo shall supply ADCT with a [**] year rolling forecast of its and its Affiliates’ and sublicensees’ requirements for the Products, which forecast shall be updated [**]. The Supply and Quality Agreement shall also include, among other things, comprehensive and commercially reasonable terms regarding: allocation of Products (and/or consideration of any supplemental Manufacturing arrangements) if supply becomes constrained; ADCT’s commitments regarding compliance with Applicable Laws in the Territory related to the manufacture and quality of the Products (including Product registration specifications, manufacturing and testing protocols, and monograph requirements); NewCo or its designee’s right to inspect and audit the sites where Products are Manufactured and to audit Manufacturing Costs; change controls related to Products and labeling; the supply to NewCo of Regulatory Materials; and the provision by ADCT of reasonable cooperation, information, and assistance with any inspection of ADCT, its Affiliates, sublicensees or subcontractors outside the Territory (including without limitation, Clinical Trial and Manufacturing sites) that is ordered by any Regulatory Authority inside the Territory but only to the extent permitted under and in accordance with the terms of any agreement between ADCT and its sublicensees or subcontractors.
Article 7
COMMERCIALIZATION
7.1    General. Subject to the terms and conditions of this Agreement (including ADCT’s Co-promotion Option), NewCo shall, either by itself or through its Affiliates, sublicensees or Third Party contractor(s), be solely responsible for the Commercialization of the Products in the Field in the Territory, at NewCo’s own cost and expense, including developing and executing a commercial launch plan, product marketing and promotion, marketing access and pricing strategy, negotiating with applicable Governmental Authorities regarding the price and reimbursement mechanisms, booking sales, product distribution, providing customer support (including handling medical queries), and performing other related functions.
7.2    Commercialization Diligence. NewCo shall use Diligent Efforts to Commercialize the Products in the Field in each Market in the Territory in which it receives

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Regulatory Approval consistent with the then current Commercialization Plan approved by the JCC. NewCo will notify ADCT if it reasonably determines that, notwithstanding its Diligent Efforts, any milestone or other requirement under the then current Commercialization Plan becomes irrelevant or impractical in connection with Commercializing the Products, due to changes in scientific, regulatory or market conditions outside the reasonable control of NewCo or its Affiliates. After such notice, ADCT and NewCo agree to meet and discuss the applicable milestone or other requirement in good faith in light of the changed circumstances.
7.3    Commercialization Plan. No later than [**] months before the anticipated date of the submission of first NDA for any Product in the Field in the Territory, NewCo shall submit to the JCC for review and discussion a written Commercialization plan that sets the timeline and details of all major Commercialization activities planned for the Products in the Territory (the “Commercialization Plan”). Thereafter, from time to time, but at least once every year until expiration of the applicable Royalty Term, NewCo shall prepare updates or amendments to the Commercialization Plan to reflect changes in such plans, including those in response to changes in the marketplace, relative success of the Products, and other relevant factors influencing such plan and activities, and submit such updated or amended plan to JCC for review and discussion before adopting such update or amendment. The Commercialization Plan shall be consistent in all material respects with ADCT’s Global Commercialization Plan for the Products, and the Commercialization of the Products in the Territory shall be conducted in accordance with the Commercialization Plan as amended from time to time.
7.4    Coordination of Commercialization Activities.
(a)    The Parties shall collaborate with respect to the Commercialization of the Products across their territories. Through the JCC, ADCT shall keep NewCo reasonably informed of its plans (including any updates and amendment thereto) for the global Commercialization of the Products (the “Global Commercialization Plan”) in sufficient detail for NewCo to make related updates to ensure that the Commercialization of the Products in the Field in the Territory is consistent with the Global Commercialization Plan in all material respects.
(b)    The Parties recognize that they may benefit from the coordination of certain activities in support of the Commercialization of the Products across their territories. As such, the Parties may coordinate such activities where appropriate, including scientific and medical communication and product positioning. If the Parties wish to jointly conduct any specific Commercialization activities for the benefit of the Products in both Parties’ territories, the Parties may negotiate and agree on the details of such activities, including allocation of responsibilities, budget and cost sharing.
7.5    Pricing. NewCo shall advise the JCC of its proposed pricing for each Product in each Market at least [**] days in advance of commencing the first price discussion with any Regulatory Authority in each Market and thereafter shall periodically (and no less frequently than [**]) provide the JCC with updates on its proposed pricing and discussion with Regulatory Authorities. NewCo shall consider in good faith any comments received from ADCT with respect to pricing and shall keep ADCT informed on the status of any application for pricing or

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

reimbursement approval for each Product in each Market in the Territory, including any discussion with Regulatory Authorities with respect thereto. NewCo shall have the right to determine the price of the Products sold in the Territory; provided, however, that such price does not, and is not expected to, as determined by ADCT, materially adversely affect the Commercialization (including pricing) of the Products in the United States, the United Kingdom, Germany, Italy, Spain, France or Japan.
7.6    Commercialization Reports. NewCo shall keep the JCC reasonably informed of its, its Affiliates’ and sublicensees’ Commercialization activities with respect to the Products. Without limiting the foregoing, NewCo shall update the JCC at least [**] at each regularly scheduled JCC meeting regarding the Commercialization activities with respect to the Products in the Territory. Each such update shall be in a form to be agreed by the JCC and shall summarize NewCo’s, its Affiliates’ and sublicensees’ significant Commercialization activities with respect to the Products in the Territory, covering subject matter at a level of detail reasonably required by the JCC and sufficient to enable determination of NewCo’s compliance with its diligence obligations pursuant to Section 7.2. In addition, NewCo shall make available to the JCC such additional information about its Commercialization activities as may be reasonably requested by the JCC from time to time.
7.7    Co-Promotion Option. NewCo hereby grants to ADCT an exclusive option to co-promote and participate in the detailing, promotion and marketing of the Products in the Territory (the “Co-Promotion Option”). ADCT may exercise its Co-Promotion Option, on a Product-by-Product basis, by delivering a written notice to NewCo at any time before [***] for such Product in the Field in the Territory. After ADCT’s exercise of its Co-Promotion Option for any Product, the Parties shall promptly negotiate in good faith commercially reasonable terms for a co-promotion agreement. No such co-promotion agreement shall be binding except if, as and when set forth in a separate written agreement that is executed and delivered by both Parties and neither Party shall have any obligation to continue negotiating for more than [**] days after ADCT gives written notice of its election to exercise such option.
Article 8
FINANCIAL TERMS
8.1    Equity Consideration. In partial consideration of the rights granted by ADCT to NewCo hereunder, NewCo shall issue to ADCT certain shares of NewCo in accordance with that certain Share Purchase Agreement entered into among ADCT, NewCo and Overland Pharmaceuticals (CY) Inc. (“Overland”) on the even date hereof.
8.2    Royalty Payments.
(a)    Royalty Rates. NewCo shall make non-refundable and non-creditable royalty payments to ADCT on a Calendar Quarter basis, based on the Net Sales of each Product (during the applicable Royalty Term) sold in the Territory, as calculated by multiplying the applicable royalty rate set forth in the table below by the corresponding amount of incremental, aggregated annual Net Sales of each Product sold in the Territory in the applicable Calendar Year. For clarity, the Net Sales shall be aggregated on a Product-by-Product basis to determine the royalty

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

tier for each Product, and ADCT-402, ADCT-602, ADCT-601, and ADCT-901 each (regardless of dosage, formulation or indication and including improvements thereto and derivatives thereof) shall constitute a separate Product.

For that portion of annual Net Sale of each Product in the Territory	Royalty Rate
1) less than or equal to $[**]	[**]%
2) greater than $[**] but less than or equal to $[**]	[**]%
3) greater than $[**]	[**]%

(b)    Basis for Royalty. This Section 8.2 is intended to provide for payments to ADCT equal to the percentages of Net Sales set forth herein for the entire duration of the applicable Royalty Term. In establishing this payment structure, the Parties recognize, and NewCo acknowledges, the substantial value of the various actions and investments that were undertaken by ADCT prior to the Effective Date and that ADCT will undertake under this Agreement, and that the value of the ADCT IP licensed to NewCo hereunder resides substantially in ADCT Know-How. As a result, the Parties attribute such value to ADCT’s leading proprietary knowledge in the subject matter, including trade secrets, preclinical and clinical data pertaining to the Products, and regulatory filings made by ADCT prior to the Effective Date, in each case created or generated by ADCT through the expenditure of significant resources and as a result of ADCT’s unique innovative capabilities. The Parties agree that because ADCT is not separately compensated under this Agreement for such additional benefits, the royalties set forth above are appropriate for the duration of the applicable Royalty Term. The Parties have agreed to the payment structure set forth herein as a convenient and fair mechanism for both Parties in order to compensate ADCT for these additional benefits as part of the overall consideration for ADCT to enter into this Agreement.
(c)    Royalty Report and Payment. Within [**] days after the end of each Calendar Quarter, commencing with the first Calendar Quarter in which there is any sale of any Product anywhere in the Territory, NewCo shall provide ADCT with a report that contains the following information for the applicable Calendar Quarter, on a Product-by-Product and Market-by-Market basis: (i) the amount of gross sales of the Products, (ii) an itemized calculation of Net Sales showing separately each type of deduction provided for in the definition of “Net Sales,” (iii) a calculation of the royalty payment due on such sales in Dollars, including the exchange rate (“Quarterly Royalty Report”). Concurrent with the delivery of the applicable Quarterly Royalty Report, ADCT shall confirm the amount of the royalty stated therein and issue a corresponding invoice to NewCo, and NewCo shall pay to ADCT in Dollars the royalties owed with respect to Net Sales for such Calendar Quarter.
(d)    Flash Sales Report. Within [**] Business Days after the end of each Calendar Quarter, commencing with the first Calendar Quarter in which there is any sale of any Product anywhere in the Territory, NewCo shall provide ADCT with a flash sales report (“Flash Sales Report”) in order to give ADCT an indication of the magnitude of the royalties that are likely to be due to it pursuant to the applicable royalty report. Such Flash Sales Report shall be

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

provided as a courtesy estimate only and shall not be used as a basis of comparison against actual royalties due or be considered binding in any way.
8.3    Third Party Payment. As set forth in Section 2.4(a), NewCo shall be responsible for paying to ADCT all Third Party payments that ADCT or its Affiliates would be obligated to pay under the Upstream Agreements in connection with the grant and maintenance of a license (or sublicense) to NewCo under such Upstream ADCT IP and the exercise of such license (or sublicense) by NewCo, its Affiliates and sublicensees. NewCo shall make such payment to ADCT, and shall provide ADCT with royalty and other reports, all in a timely manner but in any event sufficiently in advance of any corresponding payment to be made to any Third Party to permit ADCT to comply with its reporting and payment obligations to such Third Parties under the Upstream Agreements. For purposes of clarity, an example calculation is set forth on Exhibit F.
8.4    Currency; Exchange Rate. All payments to be made by NewCo to ADCT under this Agreement shall be made in Dollars by bank wire transfer in immediately available funds to a bank account designated by written notice from ADCT. The rate of exchange to be used in computing the amount of currency equivalent in Dollars shall be made at the average of the closing exchange rates reported in The Wall Street Journal (U.S., Eastern Edition) for the first, middle and last business days of the applicable reporting period for the payment due.
8.5    Late Payments. If ADCT does not receive payment of any sum due to it on or before the due date therefor, simple interest shall thereafter accrue on the sum due to ADCT from the due date until the date of payment at a per-annum rate of [**] percent ([**]%) or the maximum rate allowable by Applicable Laws, whichever is less.
8.6    Financial Records and Audits. NewCo shall (and shall ensure that its Affiliates and sublicensees will) maintain complete and accurate records in sufficient detail to permit ADCT to confirm the accuracy of Net Sales reported by NewCo and amounts payable under this Agreement. Upon no less than [**] days’ prior notice, such records shall be open for examination, during regular business hours, for a period of [**] years from the creation of individual records, and not more often than once each Calendar Year, by an independent certified public accountant selected by ADCT and reasonably acceptable to NewCo (and subject to execution of a customary confidentiality agreement), for the sole purpose of verifying for ADCT the accuracy of the Net Sales and royalty reports provided by NewCo under this Agreement. Any such audit shall be conducted in a manner that does not unreasonably interfere with NewCo’s usual operations, the auditor’s report shall be released simultaneously to ADCT and NewCo, and no period of time may be audited more than once. ADCT shall bear the cost of such audit unless such audit reveals an underpayment by NewCo of more than [**] percent ([**]%) of the amount actually due for the time period being audited, in which case NewCo shall reimburse ADCT for the out-of-pocket costs of such audit. NewCo shall pay to ADCT any underpayment discovered by such audit within [**] days after the accountant’s report, plus interest (as set forth in Section 8.5) from the original due date.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

8.7    Taxes.
(a)    Taxes on Income. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the activities of the Parties under this Agreement. NewCo shall make all payments to ADCT from Hong Kong and shall be responsible for transferring necessary funds from the Territory to Hong Kong at its own expense (including all taxes imposed on such transfer).
(b)    Tax Cooperation. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made under this Agreement. To the extent NewCo is required by Applicable Laws in Hong Kong to deduct and withhold taxes on any payment to ADCT, NewCo shall deduct those taxes from the remittable payment, pay the taxes to the proper tax authority in a timely manner, and promptly send proof of payment to ADCT. ADCT shall provide NewCo any tax forms that may be reasonably necessary in order for NewCo to avoid withholding tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty. ADCT shall use reasonable efforts to provide any such tax forms to NewCo in advance of the due date. At the request of ADCT, NewCo shall provide reasonable assistance and cooperation to enable the recovery, to the extent permitted by Applicable Laws, of withholding taxes or similar obligations resulting from payments made under this Agreement.
(c)    Taxes Resulting From NewCo Action. If, as a result of any action by NewCo, including assignment or transfer of this Agreement, change in the residence of NewCo for tax purposes, change in the entity making such payment, or failure on the part of NewCo to comply with Applicable Laws or filing or record retention requirements, the amount of any tax that NewCo is required to deduct or withhold from a payment made by NewCo to ADCT under this Agreement is increased, then the sum payable by NewCo to ADCT shall be increased to the extent necessary to ensure that ADCT receives a sum equal to the sum that ADCT would have received had no such action occurred.
Article 9
INTELLECTUAL PROPERTY
9.1    Ownership of New IP.
(a)    Subject to Section 9.1(b) below, ownership of all New IP (whether patentable or not) shall be based on inventorship, as determined in accordance with the rules of inventorship under United States patent laws. Each Party shall solely own any New IP made solely by its and its Affiliates’ employees, agents, or independent contractors. The Parties shall jointly own any New IP that is made jointly by employees, agents, or independent contractors of one Party and its Affiliates together with employees, agents, or independent contractors of the other Party and its Affiliates. Except to the extent either Party is restricted by the licenses granted to the other Party under this Agreement, each Party shall be entitled to practice, license, assign and otherwise exploit any New IP jointly owned by the Parties (including any Patent claiming such jointly owned New IP), without the duty of accounting or seeking consent from the other Party.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

(b)    Notwithstanding Section 9.1(a), regardless of inventorship, ADCT (or its designee) shall solely own all New IP that relates to the Products (including those relating to the antibody, drug moiety (including the PBD warhead and any linker), or method of making or use thereof), including all rights, title and interest in and to the intellectual property rights therein (collectively “Arising Product IP”). NewCo shall and hereby does assign to ADCT (or its designee) all right, title and interest in and to all Arising Product IP, and agrees to execute such instruments and take such further action as may be requested by ADCT, in order for ADCT to evidence and perfect such assignment and to obtain and maintain patent and other intellectual property protection for the Arising Product IP. For clarity, Arising Product IP shall be deemed Confidential Information of ADCT, and ADCT shall have the sole discretion to decide whether to seek patent protection for any Arising Product IP or to keep any Arising Product IP as trade secrets.
(c)    Each Party shall promptly disclose to the other Party all New IP invented or generated by or on behalf of such Party under this Agreement, including any invention disclosures, or other similar documents, submitted to it by its employees, agents or independent contractors describing such New IP, and shall promptly respond to reasonable requests from the other Party for additional information relating to such New IP.
(d)    As soon as practicable but no later than [**] months after the Effective Date, NewCo shall, and shall cause any of its Affiliates conducting any activities under this Agreement to, adopt and implement policies satisfactory to ADCT to protect and safeguard the intellectual property licensed or to be licensed from ADCT under this Agreement from any misuse, including restricting access to employees who require such access in connection with the development of the Licensed Products and strict sharing restrictions in compliance with the confidentiality requirements under this Agreement.
9.2    Patent Prosecution.
(a)    As between the Parties, ADCT shall have the first right (but not the obligation) to file, prosecute and maintain all ADCT Patents (including Patents claiming jointly owned New IP, if any) throughout the world. On a quarterly basis and within [**] days after the receipt of an invoice from ADCT, NewCo shall reimburse ADCT for the cost and expense incurred for the filing, prosecution and maintenance of ADCT Patents in the Territory.
(b)    Subject to Section 9.5, ADCT shall consult with NewCo and keep NewCo reasonably informed of the status of the ADCT Patents in the Territory and shall promptly provide NewCo with all material correspondence received from any patent authority in the Territory in connection therewith. In addition, ADCT shall promptly provide NewCo with drafts of all proposed material filings and correspondence to any patent authority in the Territory with respect to the ADCT Patents for NewCo’s review and comment reasonably in advance of the submission of such proposed filings and correspondences. ADCT shall confer with NewCo and consider in good faith NewCo’s reasonable business interests and NewCo’s reasonable comments prior to submitting such filings and correspondences in the Territory, provided that NewCo shall provide such comments within [**] days (or a shorter period reasonably

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

designated by ADCT if [**] days is not practicable given the filing deadline) of receiving the draft filings and correspondences from ADCT.
(c)    Subject to Section 9.5, ADCT shall notify NewCo of any decision to [**] of any ADCT Patents in the Territory. ADCT shall provide such notice at least [**] days prior to any filing or payment due date, or any other due date that requires action, in connection with such ADCT Patent in the Territory. In such event, ADCT shall permit NewCo, at its discretion and at its sole expense, to continue [**] of such ADCT Patent in the Territory. NewCo’s [**] of such ADCT Patent shall not change the Parties’ respective rights and obligations under this Agreement with respect to such ADCT Patent other than as expressly set forth in this Section 9.2(c). If NewCo makes such election to continue [**], then ADCT shall [**].
(d)    Each Party shall provide the other Party all reasonable assistance and cooperation in the patent prosecution efforts under this Section 9.2, including providing any necessary powers of attorney and executing any other required documents or instruments relating to such prosecution.
(e)    For avoidance of doubt, NewCo shall have the sole right to file, prosecute and maintain all NewCo Patents (but excluding Patents claiming jointly owned New IP, if any), at NewCo’s own cost and expense.
9.3    Patent Enforcement.
(a)    Each Party shall promptly notify the other Party if it becomes aware of any alleged or threatened infringement by a Third Party of any of the ADCT Patents, which infringement adversely affects or is expected to adversely affect the Products in the Field in the Territory, and any related declaratory judgment, opposition, or similar action alleging the invalidity, unenforceability or non-infringement of any of the ADCT Patents in the Territory (collectively “Product Infringement”).
(b)    Subject to Section 9.5, as between the Parties, [**].
(c)    At the request and expense of the Party bringing an action under Section 9.3(b), the other Party shall provide reasonable assistance in connection therewith, including by executing reasonably appropriate documents, cooperating in discovery and joining as a party to the action if required by Applicable Laws to pursue such action. In connection with any such enforcement action, the enforcing Party shall keep the other Party reasonably informed on the status of such action and shall not enter into any settlement admitting the invalidity or non-infringement of, or otherwise impairing the other Party’s rights in the ADCT Patents without the prior written consent of the other Party. The non-enforcing Party shall be entitled to separate representation in such enforcement action by counsel of its own choice and at its own expense.
(d)    Any recoveries resulting from enforcement action relating to a claim of Product Infringement in the Territory shall be first applied against payment of each Party’s costs and expenses in connection therewith. Any such recoveries in excess of such costs and expenses shall be retained by the enforcing Party, provided that if NewCo is the enforcing Party, then such

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

excess recoveries shall be deemed Net Sales of the Products and subject to royalty payment under Section 8.2.
(e)    ADCT shall have the exclusive right to bring and control any legal action to enforce the ADCT Patents against any infringement that is not a Product Infringement or is outside the Territory, in each case at its own expense and as it reasonably determines appropriate, and shall have the right to retain all recoveries.
9.4    Infringement of Third Party Rights. Each Party shall notify the other Party of any allegations it receives from a Third Party that the Development or Commercialization of any Product in the Field in the Territory under this Agreement infringes the intellectual property rights of such Third Party. Such notice shall be provided promptly, but in no event after more than [**] days following receipt of such allegations. Such notice shall include a copy of any summons or complaint (or the equivalent thereof) received regarding the foregoing. Thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action and may, if appropriate, agree on and enter into a “common interest agreement” wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute. Each Party shall assert and not waive the joint defense privilege with respect to all communications between the Parties.
9.5    Patents Licensed From Third Parties. Each Party’s rights under this Article 9 with respect to the prosecution and enforcement of any ADCT Patent included in Upstream ADCT IP (the “Upstream ADCT Patent”) shall be subject to the rights of the applicable Third Party to prosecute and enforce such Patent. NewCo acknowledges and agrees that [**].
9.6    Patent Marking. NewCo shall mark the Products sold in the Territory in accordance with the applicable patent marking laws, and shall require all of its Affiliates and sublicensees to do the same. To the extent permitted by Applicable Laws, NewCo shall indicate on the product packaging, advertisement and promotional materials that the Products are in-licensed from ADCT.
9.7    Trademarks.
(a)    Subject to Section 9.7(b), NewCo shall have the right to brand the Products sold in the Territory using any trademarks and trade names it determines appropriate for the Products, which may vary by Market or within a Market (the “Product Marks”); provided that NewCo shall, through the JCC, consult with ADCT and seek to obtain mutual agreement regarding the selection of the Product Marks, and NewCo shall not select any mark that is confusingly similar to any Global Brand Element as a Product Mark. NewCo shall own all rights in the Product Marks in the Territory and shall register and maintain the Product Marks in the Territory that it determines reasonably necessary, at NewCo’s own cost and expense.
(b)    NewCo acknowledges that ADCT may develop a global branding strategy for the Products and adopt key distinctive colors, logos, images, symbols, and trademarks to be used in connection with the Commercialization of the Products throughout the world (such branding elements, collectively, the “Global Brand Elements”). ADCT shall own all rights in the Global

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Brand Elements and shall register and maintain the Global Brand Elements in any country in the world as it determines reasonably necessary, at ADCT’s own cost and expense. NewCo shall Commercialize the Products in the Territory using the Global Brand Elements in a manner consistent with ADCT’s global branding strategy for the Products.
Article 10
CONFIDENTIALITY
10.1    Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that it shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any Confidential Information of the other Party pursuant to this Agreement. The foregoing confidentiality and non-use obligations shall survive any expiration or termination of this Agreement and continue in full force and effect for [**] years thereafter; provided, however, that such confidentiality and non-use obligations shall continue indefinitely in the case of any Confidential Information that constitutes a trade secret.
10.2    Exceptions. The foregoing confidentiality and non-use obligations shall not apply to any portion of the Confidential Information that the receiving Party can demonstrate by competent written proof:
(a)    was already rightfully known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the other Party;
(b)    was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;
(c)    became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement or other obligation of confidentiality;
(d)    is subsequently disclosed to the receiving Party on a non-confidential basis by a Third Party who has a legal right to make such disclosure; or
(e)    is subsequently independently discovered or developed by the receiving Party without the aid, application, or use of the disclosing Party’s Confidential Information, as evidenced by a contemporaneous writing.
10.3    Authorized Disclosure. Notwithstanding the obligations set forth in Section 10.1, a Party may disclose the other Party’s Confidential Information, including the terms of this Agreement, to the extent:
(a)    such disclosure is reasonably necessary: (i) for the filing or prosecution of Patents as contemplated by this Agreement; (ii) in connection with regulatory filings for the Products; (iii) for the prosecution or defense of litigation as contemplated by this Agreement; or

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

(iv) in the case of ADCT, to fulfil ADCT’s obligations under its Upstream Agreements, including sharing copies of the Development objectives and outline plans and proposed clinical studies with any licensor under an Upstream Agreement.
(b)    such disclosure is reasonably necessary: (i) to such Party’s directors, attorneys, independent accountants or financial advisors for the sole purpose of enabling such directors, attorneys, independent accountants or financial advisors to provide advice to the receiving Party, provided that in each such case on the condition that such directors, attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations consistent with those contained in this Agreement; or (ii) to actual or potential investors, acquirors, licensors, licensees, collaborators or other business or financial partners (including royalty financing partners) solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition, license, collaboration, financing or other business transaction; provided that in each such case on the condition that such disclosees are bound by confidentiality and non-use obligations consistent with those contained in the Agreement; or
(c)    such disclosure is required by judicial or administrative process, provided that in such event such Party shall promptly inform the other Party such required disclosure and provide the other Party an opportunity to challenge or limit the disclosure obligations. Confidential Information that is disclosed by judicial or administrative process shall remain otherwise subject to the confidentiality and non-use provisions of this Article 10, and the Party disclosing Confidential Information pursuant to law or court order shall take all steps reasonably necessary, including seeking of confidential treatment or a protective order to ensure the continued confidential treatment of such Confidential Information.
10.4    Scientific Publication. Except to the extent required by Applicable Laws, NewCo shall not publish any peer-reviewed manuscripts, or give other forms of public disclosure such as abstracts and presentations, relating to the Products, including the data and results of the Development of the Products, without ADCT’s review and approval as provided in this Section 10.4. NewCo shall deliver to ADCT for review and approval a copy of any proposed scientific publication or presentation relating to the Products at least [**] days before its intended submission for publication. ADCT shall have the right to require modifications of the proposed publication or presentation to protect ADCT’s trade secrets or other Confidential Information. ADCT may also delay the submission of the proposed publication or presentation for up to an additional [**] days as may be reasonably necessary to seek patent protection for the information disclosed in such proposed publication or presentation that is owned by ADCT. NewCo agrees to acknowledge the contribution of ADCT and ADCT’s employees in all publication as scientifically appropriate.
10.5    Publicity.
(a)    The Parties may agree on language of a joint press release announcing this Agreement to be issued by the Parties after the Effective Date. Except as expressly permitted by Section 9.7, NewCo's permitted use of Global Brand Elements, or this Section 10.5, NewCo shall not use the name, trademark, trade name or logo of ADCT, its Affiliates or their respective employees in any publicity, promotion, news release or disclosure relating to this Agreement or

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

its subject matter, without the prior express written permission of ADCT, except as may be required by Applicable Laws.
(b)    A Party may disclose this Agreement and its terms in securities filings with the Securities Exchange Commission (or equivalent foreign agency) (“SEC”) to the extent required by Applicable Laws (or the rules of the security exchange on which such Party’s stock is publicly traded) after complying with the procedure set forth in this Section 10.5. In such event, the Party seeking such disclosure will prepare a draft confidential treatment request and proposed redacted version of this Agreement to request confidential treatment for this Agreement, and the other Party agrees to promptly (and in any event, no less than [**] days after receipt of such confidential treatment request and proposed redactions) give its input in a reasonable manner in order to allow the Party seeking disclosure to file its request within the time lines proscribed by applicable SEC regulations. The Party seeking such disclosure shall use reasonable efforts to obtain confidential treatment of the Agreement from the SEC as represented by the redacted version reviewed by the other Party.
(c)    Each Party acknowledges that the other Party may be legally required to make public disclosures (including in filings with the SEC or other agency or security exchange) of certain material developments or material information generated under this Agreement and agrees that each Party may make such disclosures as required by Applicable Laws (or the rules of the security exchange on which such Party’s stock is publicly traded); provided that the Party seeking such disclosure shall provide the other Party a copy of the proposed disclosure, and shall reasonably consider any comments thereto provided by the other Party.
10.6    Equitable Relief. Each Party acknowledges that a breach of this Article 10 cannot reasonably or adequately be compensated in damages in an action at law and that such a breach shall cause the other Party irreparable injury and damage. By reason thereof, each Party agrees that the other Party shall be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of the obligations relating to Confidential Information set forth herein.
10.7    Attorney-Client Privilege. Neither Party is waiving, nor shall be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges or the like as a result of disclosing information pursuant to this Agreement, or any of its Confidential Information (including Confidential Information related to pending or threatened litigation) to the other Party, regardless of whether the disclosing Party has asserted, or is or may be entitled to assert, such privileges and protections. The Parties: (a) share a common legal and commercial interest in such disclosure that is subject to such privileges and protections; (b) are or may become joint defendants in proceedings to which the information covered by such protections and privileges relates; (c) intend that such privileges and protections remain intact should either Party become subject to any actual or threatened proceeding to which the disclosing Party’s Confidential Information covered by such protections and privileges relates; and (d) intend that after the Effective Date both the receiving Party and the disclosing Party shall have the right to assert such protections and privileges.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Article 11
REPRESENTATIONS AND WARRANTIES
11.1    Representations and Warranties of Each Party. Each Party represents, warrants, and covenants (as applicable) to the other Party as of the Effective Date that:
(a)    it is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement;
(b)    it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder, it has taken all necessary corporate action on its part required to authorize the execution and delivery of the Agreement and the performance of its obligations hereunder, and this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles;
(c)    it is not a party to, and will not enter into during the Term, any agreement that would prevent it from granting the licenses and other rights granted to the other Party under this Agreement or performing its obligations under the Agreement, and its grant of the licenses and other rights to the other Party under this Agreement, and the exercise thereof by the other Party, are not and will not breach or conflict or be inconsistent with the terms and conditions of any other agreement by which it is bound (including without limitation, in the case of ADCT, any Upstream Agreement);
(d)    in the course of performing its obligations or exercising its rights under this Agreement, it shall comply with all Applicable Laws, including as applicable, cGMP, GCP, and GLP standards, and shall not employ or engage any person or entity who has been debarred by any Regulatory Authority or otherwise excluded by any Governmental Authority from participating in any program sponsored or administered by a Governmental Authority, or, to such Party’s knowledge, is the subject of debarment or exclusion proceedings or investigation by a Regulatory Authority or other Governmental Authority; and
(e)    it is not debarred or disqualified under the U.S. Food, Drug and Cosmetic Act or comparable Applicable Laws in any country or jurisdiction other than the U.S. and, to its knowledge, does not, and will not during the Term knowingly, employ or use, directly or indirectly, including through Affiliates or (sub)licensees or subcontractors, the services of any person who is debarred or disqualified, in connection with activities relating to any Product. In the event that either Party becomes aware of the debarment or disqualification or threatened debarment or disqualification of any person providing services to such Party, directly or indirectly, including through Affiliates or (sub)licensees or subcontractors, which directly or indirectly relate to activities contemplated by this Agreement, such Party shall promptly notify

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the other Party in writing and such Party shall cease employing, contracting with, or retaining any such person to perform any such services.
11.2    Representations and Warranties of ADCT. ADCT represents, warrants, and covenants (as applicable) to NewCo as of the Effective Date that:
(a)    ADCT has the right under the ADCT IP to grant the licenses to NewCo as purported to be granted under Section 2.1 of this Agreement;
(b)    ADCT has not granted, and will not grant during the Term of this Agreement, any option, license or other right to any Third Party under the ADCT IP that is inconsistent with the license granted to NewCo under Section 2.1 or the right of first negotiation granted to NewCo under Section 2.8;
(c)    Exhibit A includes all Patents that are Controlled by ADCT as of the Effective Date and claim the Products;
(d)    ADCT has not received any written notice from any Third Party asserting or alleging that the Development of the Products prior to the Effective Date infringed or misappropriated the intellectual property right of such Third Party;
(e)    there is no pending or, to ADCT’s actual knowledge, threatened (in writing), adverse actions, claims, suits or proceedings against ADCT involving the ADCT IP or any Product;
(f)    ADCT and, to its knowledge as of the Effective Date, all other parties to the Upstream Agreements are and have been in full compliance with their respective obligations thereunder, without material breach or default of any kind, and that ADCT shall not enter into any amendment to any Upstream Agreement that would be reasonably likely to have a material and adverse impact on NewCo’s rights and licenses under this Agreement, and that ADCT shall use Diligent Efforts to comply with and maintain the Upstream Agreements in full force and effect during the Term;
(g)    to its knowledge as of the Effective Date, all pre-clinical activities conducted prior to the Effective Date have complied with all Applicable Laws, and all Clinical Trials initiated prior to the Effective Date have complied with all Applicable Laws and GCP; and
(h)    to its knowledge as of the Effective Date, none of the Products or the Development or Manufacture thereof by ADCT prior to the Effective Date infringed any Third Party’s intellectual property rights.
11.3    NO OTHER WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY. ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED. NewCo acknowledges and agrees that the Products are the subject of ongoing clinical research and development and that ADCT cannot assure the safety, usefulness or successful Development or Commercialization of any Product.
Article 12
INDEMNIFICATION
12.1    Indemnification by NewCo. NewCo shall indemnify, defend and hold harmless ADCT, its Affiliates, and their directors, officers, employees, licensors of Upstream Agreements and agents (individually and collectively, the “ADCT Indemnitee(s)”) from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) incurred in connection with any claims, demands, actions or other proceedings by any Third Party (individually and collectively, “Losses”) to the extent arising from:
(a)    the Development, Manufacture or Commercialization of the Products in the Territory by NewCo or any of its Affiliates or sublicensee, including product liability claims relating to the Products in the Territory, except to the extent set forth otherwise in the Supply and Quality Agreement; or
(b)    the negligence, willful misconduct or breach of this Agreement (including any representations, warranty or covenant of NewCo) by any NewCo Indemnitee.
except in each case to the extent such Losses arise out of the negligence, willful misconduct or breach of this Agreement by any ADCT Indemnitee.
12.2    Indemnification by ADCT. ADCT shall indemnify, defend and hold harmless NewCo, its Affiliates, and their directors, officers, employees and agents (individually and collectively, the “NewCo Indemnitee(s)”) from and against all Losses to the extent arising from:
(a)    the Development, Manufacture or Commercialization of the Products outside the Territory by ADCT or any of its Affiliates, licensees or sublicensee, including product liability claims relating to the Products outside the Territory; or
(b)    the negligence, willful misconduct or breach of this Agreement (including any representations, warranty or covenant of ADCT) by any ADCT Indemnitee;
except in each case to the extent such Losses arise out of the negligence, willful misconduct or breach of this Agreement by any NewCo Indemnitee.
12.3    Indemnification Procedure. If either Party is seeking indemnification under Sections 12.1 or 12.2 (the “Indemnified Party”), it shall inform the other Party (the “Indemnifying Party”) of the claim giving rise to the obligation to indemnify pursuant to such Section within [**] Business Days after receiving notice of the claim (it being understood and

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

agreed, however, that the failure or delay by an Indemnified Party to give such notice of a claim shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure or delay to give notice). The Indemnifying Party shall have the sole right to assume and control the defense of any such claim for which it is obligated to indemnify the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party and the Indemnifying Party’s insurer as the Indemnifying Party may reasonably request, and at the Indemnifying Party’s cost and expense. The Indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any claim that has been assumed by the Indemnifying Party. Neither Party shall have the obligation to indemnify the other Party in connection with any settlement made without the Indemnifying Party’s written consent, which consent shall not be unreasonably withheld or delayed. If the Parties cannot agree as to the application of Section 12.1 or 12.2 as to any claim, pending resolution of the dispute pursuant to Article 14, the Parties may conduct separate defenses of such claims, with each Party retaining the right to claim indemnification from the other Party in accordance with Section 12.1 or 12.2 upon resolution of the underlying claim.
12.4    Mitigation of Loss. Each Indemnified Party shall take and shall procure that its Affiliates take all such reasonable steps and action as are reasonably necessary or as the Indemnifying Party may reasonably require in order to mitigate any claims (or potential losses or damages) under this Article 12. Nothing in this Agreement shall or shall be deemed to relieve any Party of any common law or other duty to mitigate any losses incurred by it.
12.5    Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL (WHICH SHALL BE DEEMED TO INCLUDE, WITHOUT LIMITATION, ALL DAMAGES CONSTITUTING LOSS OF PROFIT, LOSS OF REVENUE AND LOSS OF GOODWILL), INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 12.5 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 12.1 OR 12.2, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF ARTICLE 10.
12.6    Insurance. NewCo shall procure and maintain insurance, including product liability insurance, with respect to its activities hereunder and which is consistent with normal business practices of prudent companies similarly situated at all times during which any Product is being clinically tested in human subjects or commercially distributed or sold in the Territory by NewCo or its Affiliates or sublicensees. NewCo shall provide ADCT with evidence of such insurance upon request and shall provide ADCT with written notice at least [**] days prior to the cancellation, non-renewal or material adverse change in such insurance. Such insurance shall not be construed to create a limit of NewCo’s liability under this Agreement.
Article 13
TERMS AND TERMINATION

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

13.1    Term. The term of this Agreement shall commence upon the Effective Date and, unless earlier terminated as set forth in Section 13.2 below, shall continue in full force and effect, on a Product-by-Product basis, for as long as NewCo continues to Develop or Commercialize such Product in the Territory (the “Term”).
13.2    Termination for Cause.
(a)    Termination for Material Breach. If either Party believes that the other is in material breach of its obligations hereunder or material breach of any representation or warranty set forth in this Agreement, then the non-breaching Party may deliver notice of such breach to the other Party. For all breaches other than a failure to make a payment as set forth in this Agreement (other than amounts disputed in good faith), the allegedly breaching Party shall have [**] days from such notice to cure such breach. For any breach arising from a failure to make a payment set forth in this Agreement, the allegedly breaching Party shall have [**] days from the receipt of the notice to cure such breach. If the Party receiving notice of breach fails to cure that breach within the applicable period set forth above, then the Party originally delivering the notice of breach may terminate this Agreement in its entirety or on a Product-by-Product basis immediately upon written notice to the other Party. NewCo acknowledges and agrees that any breach of Section 2.7, 2.9, 4.2, or 7.2 or any breach of Article 10 with respect to any trade secret shall be deemed material breach of this Agreement. Notwithstanding anything herein to the contrary, in the event that NewCo fails to fulfill its diligence obligations under Section 4.2 with regard to a certain Product (and does not cure such failure as provided in this Section 13.2(a) or dispute such failure in good faith), then ADCT shall have the right to terminate this Agreement as provided in this Section 13.2(a) solely in respect of the applicable Product; provided, however, if the applicable Product is ADCT-402, then ADCT may elect to terminate this Agreement in part (i.e., solely in respect of ADCT-402) or in its entirety (i.e., in respect of all Products). For clarity, NewCo shall be deemed to have met its diligence obligations if NewCo carries out the Development and Commercialization activities assigned to it under the then-current Development Plan and Commercialization Plan in accordance with such plan, so long as such plan was approved by the JSC unanimously.
(b)    Termination for Insolvency or Liquidation. Each Party shall have the right to terminate this Agreement in its entirety immediately upon written notice to the other Party in the event that (i) such other Party files in any court or agency pursuant to any statute or regulation of any jurisdiction a petition in bankruptcy or insolvency or for reorganization or similar arrangement for the benefit of creditors or for the appointment of a receiver or trustee of such other Party or its assets, (ii) such other Party is served with an involuntary petition against it in any bankruptcy or insolvency proceeding and such involuntary petition has not been stayed or dismissed within [**] days of its filing, (iii) such other Party makes an assignment of substantially all of its assets for the benefit of its creditors, or (iv) such other Party is liquidated, dissolved or otherwise cease business operation.
(c)    Termination for Patent Challenge. ADCT may terminate this Agreement in its entirety upon [**] days’ written notice to NewCo if NewCo, or if any of NewCo's Affiliates or sublicensees, individually or in association with any other person or entity, commences a legal

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

action challenging the validity, enforceability or scope of any Patents owned or controlled by ADCT anywhere in the world that cover the Products, unless such action is withdrawn entirely and permanently within such [**]-day notice period.
(d)    ADCT’s Alternative Remedy. In the event that NewCo breaches Article 10 with respect to any trade secret or NewCo (or its Affiliates or sublicensees) challenges any Patents owned or Controlled by ADCT that cover the Products, if ADCT chooses not to terminate this Agreement (or is prevented from doing so), then each of NewCo’s payment obligations to ADCT shall be automatically [**] under this Agreement [**].
(e)    Dispute. Any dispute regarding an alleged material breach of this Agreement shall be resolved in accordance with Article 14 hereof. Notwithstanding anything to the contrary contained in Section 13.2(a) or elsewhere in the Agreement, the applicable cure period for any alleged material breach that is disputed in good faith shall be tolled from the date that the alleged breaching Party notifies the other Party that it intends to dispute the allegation through the resolution of such dispute pursuant to Article 14 and it is understood and acknowledged that, during the pendency of a dispute pursuant to Article 14, all of the terms and conditions of this Agreement shall remain in effect, and the Parties shall continue to perform all of their respective obligations under this Agreement.
(f)    Alternative Remedy for Certain ADCT Breach. In the event that (i) ADCT knowingly, intentionally and materially breaches its obligations under Sections 2.1, 2.4(b), or 2.7, and fails to cure such material breach within the cure period set forth in Section 13.2(a), and (ii) such material breach materially diminishes the value of any Product licensed by ADCT to NewCo in the Territory under this Agreement, and (iii) NewCo would have had the right (subject to Section 13.2(e)) to terminate this Agreement pursuant to Section 13.2(a) for such material breach, then, in lieu of exercising NewCo’s right to terminate this Agreement pursuant to Section 13.2(a) for such material breach, NewCo may, in its sole discretion and as its sole remedy for such material breach, elect to maintain this Agreement in full force and [**]. NewCo may elect such alternative remedy by written notice to ADCT within [**] days after the expiration of the cure period for such material breach, provided that, if such alleged breach is subject to any dispute under Section 13.2(e), then NewCo may not make such election unless and until such dispute is resolved in NewCo’s favor.
13.3    Effect of Termination. Upon termination of this Agreement:
(a)    License to NewCo. The license granted by ADCT to NewCo under Section 2.1 shall terminate and all sublicenses granted by NewCo shall also terminate.
(b)    License to ADCT. The license granted by NewCo to ADCT under Section 2.5 shall continue. In addition, effective upon termination of this Agreement, NewCo hereby grants to ADCT an exclusive, fully paid, royalty free, perpetual, irrevocable and sublicensable (through multiple tiers) license under the NewCo IP to Develop, use, sell, offer for sale, import and otherwise Commercialize the Products in the Territory.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

(c)    Regulatory Documents. NewCo shall (and shall cause its Affiliates and sublicensees to), as instructed by ADCT, either (i) if permitted by Applicable Laws, promptly transfer and assign to ADCT or its designee any Regulatory Documents and Regulatory Approvals for the Products in the Territory, (ii) continue to hold any such Regulatory Documents and Regulatory Approvals for the sole benefit of ADCT or its designee (in which case, NewCo shall appoint ADCT or its designee as the exclusive distributor (with the right to subcontract and appoint subdistributors) under such Regulatory Documents and Regulatory Approvals for the Products in the Territory, and also as its agent to interact with the applicable Regulatory Authority in the Territory with respect to such Regulatory Documents and Regulatory Approvals), until such time ADCT or its designee files its own Regulatory Documents and obtains its own Regulatory Approvals for the Products in the Territory; or (iii) terminate or withdraw any such Regulatory Documents and Regulatory Approvals. Upon ADCT’s request, NewCo shall provide ADCT with reasonable assistance and cooperation regarding any inquiries and correspondence relating to the Products with Regulatory Authorities in the Territory.
(d)    Data. NewCo shall (and shall cause its Affiliates and sublicensees to) promptly transfer and assign to ADCT, at no cost to ADCT, all data generated from the Development of the Products, including all Clinical Trials conducted by or on behalf of NewCo, its Affiliates and sublicensees, and all pharmacovigilance data (including all adverse event databases) relating to the Products in the Territory.
(e)    Trademarks. NewCo shall (and shall cause its Affiliates and sublicensees to) promptly transfer and assign to ADCT, at no cost to ADCT, all Product Marks (excluding the corporate name or logos of NewCo or its Affiliates or sublicensees).
(f)    Inventory. ADCT may, its discretion, elect to: (i) request NewCo to destroy all inventory of the Products held by NewCo or its Affiliates or sublicensees as of the date of the termination at NewCo’s own cost; or (ii) purchase from NewCo any or all of the inventory of the Products held by NewCo or its Affiliates or sublicensees as of the date of termination at a price equal to the price paid by NewCo for such inventory, provided that such inventory complies with applicable specifications, has been handled and stored in compliance with Applicable Laws (including cGMP). NewCo shall comply with any such request if ADCT elects the option under subsection (i) or, as the case may be, promptly supply ADCT with such inventory if ADCT elects the option under subsection (ii).
(g)    Transition Assistance. NewCo shall (and shall cause its Affiliates and sublicensees to) reasonably cooperate with ADCT to facilitate orderly transition of the Development and Commercialization of the Products in the Territory to ADCT, including (i) assigning or amending as appropriate, upon request of ADCT, any agreements or arrangements with Third Party vendors (including distributors) to Develop, sell, promote, distribute, or otherwise Commercialize the Products or, to the extent any such Third Party agreement or arrangement is not assignable to ADCT, reasonably cooperating with ADCT to arrange to continue to provide such services for a reasonable time after termination; (ii) to the extent that NewCo or its Affiliate or sublicensee is performing any activities described above in clause (i), reasonably cooperating with ADCT to transfer such activities to ADCT or its

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

designee, and continuing to perform such activities on ADCT’s behalf for a reasonable time after termination until such transfer is completed; and (iii) providing ADCT with technology transfer assistance, including reasonable quantities of materials used or generated by NewCo, its Affiliates and sublicensees in the Development and Commercialization of the Products in the Territory, such as clinical brochures and promotional materials, or any chemical or biological materials, that were not received from ADCT.
(h)    Ongoing Clinical Trials. If at the time of such termination, any Clinical Trials for the Products are being conducted by or on behalf of NewCo, its Affiliates or sublicensees, then, at ADCT’s election on a trial-by-trial basis: (i) NewCo shall (and shall cause its Affiliates and sublicensees to) fully cooperate with ADCT to transfer the conduct of all such Clinical Trials to ADCT, and ADCT shall assume any and all liability and costs for such Clinical Trials after the effective date of such termination, provided that except in the case that NewCo terminates this Agreement pursuant to Section 13.2, NewCo shall continue to bear all costs and expenses incurred in connection with the conduct of such Clinical Trials until the earlier of the completion of such Clinical Trial or [**] days after the effective date of such termination; or (ii) NewCo shall (and shall cause its Affiliates and sublicensees to) at its own cost and expense, orderly wind down in compliance with Applicable Laws the conduct of any such Clinical Trial which is not assumed by ADCT under clause (i).
(i)    Return of Confidential Information. NewCo shall (and shall cause its Affiliates and sublicensees to) promptly return or destroy (at ADCT’s election) all tangible materials comprising, bearing or containing any Confidential Information of ADCT that are in NewCo’s or its Affiliates’ or sublicensees’ possession or control.
(j)    Cost. Except as provided herein, NewCo shall be solely responsible for the cost and expense it incurs to fulfil its obligations set forth in this Section 13.3.
13.4    Survival. Expiration or termination of this Agreement shall not relieve the Parties of any representation, warranty, or obligation accruing prior to such expiration or termination. Without limiting the foregoing, the following provisions shall survive the termination or expiration of this Agreement for any reason: Articles 1, 8 (solely with respect to payment obligations accrued prior to the termination or expiration of the Agreement), 10, 12, 14 and 15 (other than Section 15.6), and Sections 2.5, 4.7 (last sentence only), 5.5 (last sentence only), 8.6, 9.1, 11.3, 13.3, 13.4 and 13.5.
13.5    Termination Not Sole Remedy. Termination is not the sole remedy under this Agreement and, whether or not termination is effected and notwithstanding anything contained in this Agreement to the contrary, all other remedies shall remain available except as agreed to otherwise herein.
Article 14
DISPUTE RESOLUTION
14.1    Disputes. The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights or obligations hereunder. It is the

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 14 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.
14.2    Internal Resolution. With respect to all disputes arising between the Parties under this Agreement, including, without limitation, any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within [**] days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the Executive Officers of the Parties for attempted resolution by good faith negotiations within [**] days after such notice is received.
14.3    Binding Arbitration.
(a)    If the Parties fail to resolve the dispute through escalation to the Executive Officers under Section 14.2, and a Party desires to pursue resolution of the dispute, the dispute shall be submitted by either Party for resolution in arbitration administered by the International Chamber of Commerce (the “ICC”) pursuant to its arbitration rules and procedures then in effect.
(b)    The arbitration shall be conducted by a panel of three arbitrators experienced in the pharmaceutical business: within [**] days after initiation of arbitration, each Party shall select one person to act as arbitrator and the two Party-selected arbitrators shall select a third arbitrator (who shall be the chairperson of the arbitration panel) within [**] days of their appointment. If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be appointed by ICC. If, however, the aggregate award sought by the Parties is [**] Dollars ($[**]) and equitable relief is not sought, the arbitration shall be conducted by a single arbitrator agreed by the Parties (or appointed by ICC if the Parties cannot agree). The seat of arbitration shall be New York City, New York and the language of the proceedings shall be English.
(c)    The Parties agree that any award or decision made by the arbitral tribunal shall be final and binding upon them and may be enforced in the same manner as a judgment or order of a court of competent jurisdiction. The arbitral tribunal shall determine the dispute by applying the provisions of this Agreement and the governing law set forth in Section 15.5.
(d)    By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue, at the request of a Party, a pre-arbitral injunction, pre-arbitral attachment or other order to avoid irreparable harm, maintain the status quo, preserve the subject matter of the dispute, or aid the arbitration proceedings and the enforcement of any award. Without prejudice to such provisional or interim remedies in aid of arbitration as may be available under the jurisdiction of a competent court, the arbitral tribunal shall have full authority to grant provisional or interim remedies and to award damages for the failure of any Party to the dispute to respect the arbitral tribunal’s order to that effect.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

(e)    EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL BY JURY OF ANY ISSUE RELATING TO ANY DISPUTE ARISING HEREUNDER.
(f)    Each Party shall bear its own attorney’s fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the administrator and the arbitrator; provided, however, the arbitrator shall be authorized to determine whether a Party is the prevailing party, and if so, to award to that prevailing party reimbursement for any or all of its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), or the fees and costs of the administrator and the arbitrator.
(g)    Notwithstanding anything in this Section 14.3, in the event of a dispute with respect to the validity, scope, enforceability or ownership of any patent or other intellectual property rights, if such dispute is not resolved in accordance with Section 14.2, such dispute shall not be submitted to an arbitration proceeding in accordance with this Section 14.3, and instead, either Party may initiate litigation in a court of competent jurisdiction in any country in which such rights apply.
Article 15
MISCELLANEOUS
15.1    Force Majeure. Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation (other than payment obligation) under this Agreement to the extent such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including without limitation, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, epidemic or pandemic, fire, floods, or other acts of God or any other deity, or material changes in laws or regulations by Government Authorities in the Territory or other acts, omissions or delays in acting by any Governmental Authority. The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.
15.2    Assignment.
(a)    Except as provided in Section 15.2(b), this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior written consent of the other Party. Any attempted assignment not in accordance with the foregoing shall be null and void and of no legal effect. Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement. The terms and conditions of this Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respected successors and permitted assigns.
(b)    Notwithstanding the foregoing, (1) ADCT may, without consent of NewCo, (i) assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate of ADCT, or in whole in connection with the sale of all or substantially all of its stock

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

or its assets to which this Agreement relates, or in connection with a merger, acquisition or similar transaction; (ii) sell, assign, or grant a security interest and lien to any Third Party on ADCT’s right (including the right to receive any payment (or portion thereof) from NewCo) under this Agreement; and (2) NewCo may, without consent of ADCT, assign this Agreement and all of its rights and obligations hereunder to (i) any of its wholly-owned subsidiaries, or (ii)  in connection with the sale of all or substantially all of its stock or assets to which this Agreement relates or in connection with a merger, acquisition or similar transaction, provided that any such assignment shall be subject to ADCT’s prior written consent if the assignee is then developing or commercializing a Competing Product. If ADCT sells or assigns to any Third Party a right to receive any of its payments under this Agreement, such Third Party shall also have the right to receive the information received by ADCT pursuant to this Agreement and to conduct audits in accordance with Section 8.6, to the extent related to such payments, and NewCo shall, at ADCT’s request, cooperate to facilitate the provision of any such information and the payment of any such amounts directly to such Third Party.
15.3    Severability. If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.
15.4    Notices. All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:
If to ADCT:
ADC Therapeutics SA
Biopôle, Route de la Corniche 3B
1066 Epalinges, Switzerland
Attn:     General Counsel
Email:    legal@adctherapeutics.com
with a copy to:
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304, USA
Attn:    Lila Hope, Ph.D.
Email:    lhope@cooley.com
and

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road
Hong Kong
Attn:     Miranda So
Email: miranda.so@davispolk.com

If to NewCo:
Overland ADCT BioPharma (CY) Limited
c/o Walkers Corporate Limited
Cayman Corporate Centre
27 Hospital Road
George Town, Grand Cayman
KY1-9008, Cayman Islands
Attn:    Overland ADCT BioPharma (CY) Limited – The Corporate Administrator
Fax:    1 (345) 949-7886
with a copy to each of:
Overland Pharmaceuticals (US) Inc.
John Hancock Tower
    25th Floor
200 Clarendon Street
Boston, MA 02116, USA
Attn:    Ed Zhang
Email:    [**]
And
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210, USA
Attn:    Timothy H. Ehrlich
Email:    tehrlich@gunder.com
or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by facsimile on a Business Day; (b) on the Business Day after dispatch if sent by internationally-recognized overnight courier; or (c) on the fifth Business Day following the date of mailing if sent by mail.
15.5    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S., without giving effect to any choice of law principles that would require the application of the laws of a different jurisdiction. The application of the U.N. Convention on Contracts for the International Sale of Goods is excluded.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

15.6    Anti-Corruption Law Compliance.
(a)    Compliance with Anti-Corruption Laws. NewCo acknowledges that it is aware of, and agrees to abide by, the obligations imposed by Applicable Laws relating to the payment or transfer of anything of value to governments, government officials, political parties or political party officials (or relatives or associates of such officials) (“Covered Person”) for the purpose of obtaining or retaining business for or with, or directing business to, any person. Such laws include the U.S. Foreign Corrupt Practices Act, UK Bribery Act of 2010, OECD Anti-Bribery Convention, and other anti-corruption or anti-bribery laws now in effect or as may come into effect from time to time during the Term of this Agreement (collectively, “Anti-Corruption Laws”). By signing this Agreement, NewCo represents, warrants and covenants (as applicable) to ADCT that:
(i)    it is familiar with the provisions and restrictions contained in the Anti-Corruption Laws as now in effect and will familiarize itself with any changes or additions thereto as may be enacted or promulgated following the date of this Agreement;
(ii)    it shall at all times comply with the Anti-Corruption Laws and shall put in place practices, policies and procedures designed to ensure such compliance and to identify any incident of non-compliance;
(iii)    it shall notify ADCT immediately upon becoming aware of any breach of, or failure to comply with, any Anti-Corruption Law;
(iv)    it shall not, in the course of its duties under the Agreement, offer, promise, give, demand, seek or accept, directly or indirectly, any gift or payment, consideration or benefit in kind to any Covered Person that would or could be construed as an illegal or corrupt practice;
(v)    it is not a Covered Person or affiliated with any Covered Person; and
(vi)    it shall immediately notify ADCT of any attempt by any Covered Person to directly or indirectly solicit, ask for, or attempt to extort anything of value from NewCo, its Affiliates or sublicensees, and shall refuse any such solicitation, request or extortionate demand except a facilitating payment as expressly permitted under the Anti-Corruption Laws.
(b)    Compliance Certificate. From time to time upon request from ADCT, NewCo shall submit a compliance certificate in the form reasonably requested by ADCT that (i) it fully understands its obligations under this Section 15.6 and Anti-Corruption Laws; (ii) it has been complying with this Section 15.6 and Anti-Corruption Laws; and (iii) it shall continue to comply with this Section 15.6 and Anti-Corruption Laws. Without limiting the foregoing, no later than January 31 of each year, NewCo shall submit such a compliance certificate to ADCT certifying such compliance with regard to the previous Calendar Year.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

(c)    No Action. In no event shall any Party be obligated under the Agreement to take any action or omit to take any action that such Party believes, in good faith, would cause it to be in violation of any Applicable Laws, including the Anti-Corruption Laws referenced in this Section 15.6.
(d)    Due Diligence. ADCT shall have the right to visit the offices of NewCo from time to time during the term of the Agreement on an “as needed” basis and conduct due diligence in relation to NewCo’s business related to performance of its obligations under this Section 15.6 and may do so in the way it deems reasonably necessary, appropriate or desirable so as to ensure that NewCo complies with this Section 15.6 and any Applicable Laws in its business operations. NewCo shall make every effort to cooperate fully with ADCT in any such due diligence.
(e)    Audit. In the event that ADCT has reason to believe that a breach of any Anti-Corruption Laws or any obligation of NewCo under this Section 15.6 has occurred or may occur, ADCT shall have the right to select an independent Third Party to conduct an audit of NewCo and review relevant books and records of NewCo, to satisfy itself that no breach has occurred. Unless otherwise required under Applicable Laws or by order of a competent court or regulatory authority, ADCT shall ensure that the selected independent Third Party shall keep confidential all audited matters and the results of the audit. ADCT reserves the right to disclose to any Governmental Authority information relating to a possible violation by NewCo of any Applicable Law, including a violation of Anti-Corruption Laws.
15.7    Entire Agreement; Amendments. In connection with the execution of this Agreement, the Parties and Overland also entered into certain Share Purchase Agreement (the “Share Purchase Agreement”) and the Shareholders Agreement (the “Shareholders Agreement”) (collectively, the “Transaction Documents”). This Agreement, including the Exhibits attached hereto, together with the other Transaction Documents, contains the entire understanding of the Parties with respect to the subject matter hereof and thereof. All other express or implied agreements and understandings, either oral or written, with regard to the subject matter hereof (including the licenses granted hereunder) are superseded by the terms of this Agreement. Neither Party is relying on any representation, promise, nor warranty not expressly set forth in this Agreement or other Transaction Documents. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.
15.8    Headings. The captions to the several Sections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the Sections of this Agreement.
15.9    Independent Contractors. It is expressly agreed that the relationship of ADCT and NewCo under this Agreement shall be that of independent contractors, and that the relationship between the two Parties under this Agreement shall not constitute a partnership, joint venture or agency. Neither ADCT nor NewCo shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

15.10    Waiver. The waiver by either Party of any right hereunder, or the failure of the other Party to perform, or a breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise.
15.11    Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.
15.12    Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.
15.13    Business Day Requirements. In the event that any notice or other action or omission is required to be taken by a Party under this Agreement on a day that is not a Business Day then such notice or other action or omission shall be deemed to be required to be taken on the next occurring Business Day.
15.14    Translations. This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the Parties. All communications and notices to be made or given pursuant to this Agreement, and any dispute proceeding related to or arising hereunder, shall be in the English language. If there is a discrepancy between any translation of this Agreement and this Agreement, this Agreement shall prevail.
15.15    Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as necessary or appropriate in order to carry out the purposes and intent of this Agreement.
15.16    Construction. Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (c) the word “will” shall be construed to have the same meaning and effect as the word “will”, (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any person shall be construed to include the person’s successors and assigns, (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Articles, Sections, Schedules, or Exhibits shall be construed to refer to Articles, Sections, Schedules or Exhibits of this Agreement, and references to this Agreement include all Schedules and Exhibits hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree”, “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging), (j) references to any specific law, rule or regulation, or Section, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof, and (k) the term “or” shall be interpreted in the inclusive sense commonly associated with the term “and/or.”
15.17    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party shall be entitled to rely on the delivery of executed facsimile copies of counterpart execution pages of this Agreement and such facsimile copies shall be legally effective to create a valid and binding agreement among the Parties.
{Signature Page Follows}

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

In Witness Whereof, the Parties intending to be bound have caused this License and Collaboration Agreement to be executed by their duly authorized representatives as of the Effective Date.
ADC Therapeutics SA    Overland ADCT BioPharma (CY) Limited
By: /s/ Christopher Martin        By: /s/ Yang (Tracy) Jiao)
Name: Christopher Martin        Name: Yang (Tracy) Jiao
Title: Chief Executive Officer        Title: Director
Date: December 3, 2020        Date: December 3, 2020

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Exhibit A:    ADCT Patents
[Exhibit A has been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted exhibit to the Securities and Exchange Commission or its staff upon request.]

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Exhibit B:    Products
[Exhibit B has been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted exhibit to the Securities and Exchange Commission or its staff upon request.]

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Exhibit C:    Development Plan
[Exhibit C has been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted exhibit to the Securities and Exchange Commission or its staff upon request.]

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Exhibit D:    Clinical Proof of Concept Studies

[Exhibit D has been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted exhibit to the Securities and Exchange Commission or its staff upon request.]

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Exhibit E:    Existing Global Clinical Trials
[Exhibit E has been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted exhibit to the Securities and Exchange Commission or its staff upon request.]

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.

Exhibit F:    Third Party Payments
Third Party payments under Upstream Agreements existing as of the Effective Date
[Exhibit F has been omitted pursuant to Item 601(a)(5) of Regulation S-K. ADC Therapeutics SA undertakes to provide a copy of the omitted exhibit to the Securities and Exchange Commission or its staff upon request.]

Certain confidential information contained in this document, marked by [**], has been omitted because ADC Therapeutics SA has determined that the information (i) is not material and (ii) would likely cause competitive harm to ADC Therapeutics SA if publicly disclosed.